Exhibit 10.28

ASSET PURCHASE AGREEMENT

by and among

AXTIVE CORPORATION,

AXTIVE ACQUISITION CORP.,

DATATEK GROUP CORPORATION,

and

DIVERSIFIED CORPORATE RESOURCES, INC.

Dated as of February 1, 2005

TABLE OF CONTENTS

ARTICLE I DEFINITIONS		1

1.1	Definitions	1
1.2	Interpretation	9

ARTICLE II THE PLAN OF ACQUISITION		10

2.1	Acquisition of the Assets	10
2.2	Excluded Assets	11
2.3	Assumed Liabilities	12
2.4	Assignment and Assumption of Contracts	12
2.5	Liabilities Not Assumed	12

ARTICLE III PURCHASE PRICE; CLOSING		13

3.1	Purchase Price	13
3.2	Payment or Delivery of Purchase Price	14
3.3	Escrow	14
3.4	Substitute Consideration	14
3.5	Closing	15
3.6	Closing Adjustments.	15
3.7	Payment of Additional Cash Consideration	15
3.8	Allocation of Purchase Price	16

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF SELLER AND SHAREHOLDER		16

4.1	Organization and Good Standing	16
4.2	Power, Authorization, and Validity.	16
4.3	Capitalization.	17
4.4	Subsidiaries	18
4.5	No Violation of Existing Agreements	18
4.6	Litigation; Legal Impediments	18
4.7	Seller Financial Statements; Books and Records	19
4.8	Liabilities and Obligations	20
4.9	Accounts and Notes Receivable	20
4.10	Assets.	21
4.11	Agreements and Commitments	22
4.12	Customers and Suppliers	25
4.13	Intellectual Property	26
4.14	Compliance with Laws	27
4.15	Permits.	28
4.16	Environmental Matters	28
4.17	Employees	29
4.18	Employee Benefit Matters	30
4.19	Taxes	31

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4.20	Insurance	33
4.21	WARN Compliance	33
4.22	Absence of Certain Changes	33
4.23	Corporate Documents	35
4.24	Certain Transactions and Agreements	35
4.25	Absence of Certain Business Practices	35
4.26	Bank Accounts and Powers of Attorney	35
4.27	No Brokers	35
4.28	Advisability of Obtaining Separate Counsel	36
4.29	No Implied Representations	36
4.30	Disclosure	36

ARTICLE V REPRESENTATIONS AND WARRANTIES OF AXTIVE AND PURCHASER		36

5.1	Organization and Good Standing	36
5.2	Power, Authorization, and Validity.	36
5.3	No Violation of Existing Agreements.	37
5.4	SEC Filings	38
5.5	Disclosure	38
5.6	No Implied Representations	38
5.7	No Brokers	38
5.8	Capitalization.	38
5.9	No Material Adverse Changes	39
5.10	Industry Experience	39
5.11	Financial Ability	39

ARTICLE VI CERTAIN COVENANTS		39

6.1	Access	39
6.2	Conduct of Business	39
6.3	Schedules.	40
6.4	Further Actions; Future Cooperation; and Tax Matters	41
6.5	Confidentiality of Agreement; Public Announcements	41
6.6	Non-Disclosure of Seller Proprietary Information.	42
6.7	Responsibility for COBRA Continuation Health Coverage for Division Employees	44
6.8	Employees.	44
6.9	Consents	44
6.10	Name Change	45
6.11	Post-Closing Audit	45
6.12	Web Site	45
6.13	Acquisition Proposals	45
6.14	Employment Agreements	46
6.15	Microsoft Master License Agreement	46
6.16	Release of Shareholder and Seller.	46

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ARTICLE VII INDEMNIFICATION		47

7.1	Indemnification by Seller and Shareholder	47
7.2	Indemnification by Axtive	47
7.3	Third Person Claims	48
7.4	Non-Third Person Claims	48
7.5	Notice of Claim	49
7.6	Survival of Representations and Warranties	49
7.7	Limitations on Indemnification.	50

ARTICLE VIII NONCOMPETITION COVENANTS		50

8.1	Prohibited Activities.	50
8.2	Equitable Relief	51
8.3	Reasonable Restraint	51
8.4	Severability; Reformation	51
8.5	Material and Independent Covenant	51

ARTICLE IX CONDITIONS TO CLOSING		52

9.1	Conditions to Obligations of Purchaser	52
9.2	Conditions to Obligations of Seller	54

ARTICLE X ACTIONS AT CLOSING		55

10.1	Transfers at Closing	55
10.2	Consents	56

ARTICLE XI TERMINATION		56

11.1	Events of Termination	56
11.2	Consequences of Termination	57

ARTICLE XII FEDERAL SECURITIES ACT RESTRICTIONS ON AXTIVE COMMON STOCK; RESALE REGISTRATION		57

12.1	Compliance with Law	57
12.2	Economic Risk; Sophistication; Accredited Investors	57
12.3	Rule 144 Reporting	58
12.4	Resale Registration	58

ARTICLE XIII MISCELLANEOUS		58

13.1	Successors and Assigns	58
13.2	Entire Agreement	58
13.3	No Joint Venture	59
13.4	Absence of Third Party Beneficiary Rights	59
13.5	Expenses	59

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13.6	Notices	59
13.7	Exercise of Rights and Remedies	60
13.8	Construction of Agreement	60
13.9	Reformation and Severability	60
13.10	Governing Law; Venue	60
13.11	Dispute Resolution	61
13.12	Counterparts	62

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ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is dated and effective as of February 1, 2005, by and among Axtive Corporation, Inc., a Delaware corporation (“Axtive”), Axtive Acquisition Corp., a Texas corporation and a wholly owned subsidiary of Axtive (“Purchaser”), Datatek Group Corporation, a Texas corporation (“Seller”), and Diversified Corporate Resources, Inc., a Texas corporation and the sole shareholder of Seller (the “Shareholder”).

RECITALS

Seller desires to sell its business as a going concern and, in connection therewith, Seller desires to sell substantially all of its assets, and Purchaser desires to purchase such business and assets and assume certain liabilities of Seller relating thereto, upon the terms and conditions set forth in this Agreement (“Asset Purchase”).

NOW, THEREFORE, in consideration of the premises and of the mutual agreements, representations, warranties, provisions and covenants contained herein, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions. Capitalized terms used in this Agreement shall have the following meanings:

“Acquisition Proposal,” means any offer or proposal for, or any indication of interest in, any merger or other business combination involving Seller, any sale of Seller’s capital stock or any sale of the assets of Seller (other than in the ordinary course of business), other than the transactions contemplated by this Agreement.

“AAA Rules” has the meaning set forth in Section 13.11.

“Accounts Receivable” means the accounts and notes receivable of Seller, including with respect to both billed and unbilled revenue, but excluding (a) revenue related to work not performed and (b) intercompany accounts receivable of Seller and accounts receivable of Seller from Affiliates.

“Accounts Receivable Surplus” has the meaning set forth in Section 3.6(b).

“Acquisition Financing” means the debt and/or equity financing obtained by Axtive for the purpose of consummating the Asset Purchase.

“Additional Cash Consideration” has the meaning set forth in Section 3.6(b).

“Affiliate” of, or “Affiliated” with, a specified person or entity means a person or entity that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the specified person or entity.

“Agreement” has the meaning set forth in the preamble to this Agreement.

“Ancillary Agreements” means the Seller Ancillary Agreements and the Axtive Ancillary Agreements.

“Asset Purchase” has the meaning set forth in the Recitals.

“Assets” has the meaning set forth in Section 2.1.

“Assigned Intellectual Property” has the meaning set forth in Section 2.1(l).

“Assigned Permits” has the meaning set forth in Section 2.1(k).

“Assumed Contracts” has the meaning set forth in Section 2.1(i).

“Assumed Liabilities” has the meaning set forth in Section 2.3.

“Axtive Share Value” means the $0.30 per share of Axtive Common Stock.

“Axtive” has the meaning set forth in the preamble to this Agreement.

“Axtive Ancillary Agreements” has the meaning set forth in Section 5.2(a).

“Axtive Common Stock” means the Common Stock, $0.01 par value per share, of Axtive.

“Axtive Expiration Date” has the meaning set forth in Section 7.6(b).

“Axtive Indemnified Persons” has the meaning set forth in Section 7.1(a).

“Axtive Losses” has the meaning set forth in Section 7.1(a).

“Balance Sheet Date” has the meaning set forth in Section 4.7(a)(ii).

“Business Day” means any day except a Saturday, Sunday, or other day on which commercial banks in the State of Texas are authorized or required by law to close.

“Cash Consideration” has the meaning set forth in Section 3.1.

“Closing” has the meaning set forth in Section 3.4.

“Closing Date” has the meaning set forth in Section 3.4.

“COBRA” has the meaning set forth in Section 6.7.

“Code” means the Internal Revenue Code of 1986, as amended.

“Competitive Business” means the provision of services or products to any Major Customer and any other person or entity that (a) has been a customer of Seller during the 12 months prior to Closing or (b) is a customer of Seller at Closing, including customers that have not yet been invoiced (collectively, the “Customers”); provided, however, that (i) providing staffing services to a Customer in a different business sector or industry than Seller has provided or is providing to such Customer, or (ii) providing permanent or direct placement services to a Customer, shall not be deemed to be a “Competitive Business” hereunder.

“Continuation Coverage” has the meaning set forth in Section 6.7.

“Covered Persons” has the meaning set forth in Section 6.7.

“Current Accounts Receivable” means the Accounts Receivable excluding such Accounts Receivable outstanding more than 90 days from the date of invoice.

“Datatek Consulting Purchase Agreement” means that certain Purchase Agreement, dated as of March 6, 2000, by and among Shareholder, Datatek Consulting Group Corporation, Datatek Corporation, Julia L. Wesley, and Michael P. Connolly.

“Datatek MS Software Licenses” has the meaning set forth in Section 6.15.

“Datatek Web Site” means the web site located at http://www.datatekonline.com.

“DCRI Web Site” means the web site located at http://www.dcri.net.

“Dispute” has the meaning set forth in Section 13.11.

“Employee benefit plan” has the meaning given to that term in Section 3(3) of ERISA.

“Employee Plan” means each employee benefit plan, whether or not subject to ERISA, and each other employee profit-sharing, incentive, deferred compensation, welfare, pension, retirement, severance, group insurance, stock option, bonus and other employee benefit plan, arrangement, agreement and practice which relates to employee benefits sponsored, maintained or contributed to by Seller, or any ERISA Affiliate, or under which Seller or any ERISA Affiliate has any current or future obligation or liability with respect to a present or former officer, employee, agent, or consultant of Seller or under which any present or former officer, employee, agent, or consultant of Seller, or such present or former officer’s, employee’s, agent’s, or consultant’s dependents or beneficiaries, have any current or future right to benefits

“Employment Agreements” has the meaning set forth in Section 6.14.

“Encumbrances” means all liens, encumbrances, mortgages, pledges, security interests, conditional sales agreements, charges, options, preemptive rights, rights of first refusal, reservations, restrictions, or other encumbrances or defects in title.

“Environmental, Health and Safety Laws” means any federal, state, or local Law now in effect, including any judicial or administrative interpretation thereof, any judicial or administrative order, consent decree, or judgment, or agreement with any Governmental Authority, relating to (a) pollution, exposure to oil, pollutants, contaminants, hazardous, or toxic materials or waste, (b) the protection, preservation, or restoration of the environment, including Laws relating to exposures to, or emissions, discharges, releases, or threatened releases of oil, pollutants, contaminants, hazardous, or toxic materials or wastes into ambient air, surface water, ground water, or land surface or subsurface strata or (c) the manufacture, processing, labeling, distribution, use, treatment, storage, transport, handling, or disposal of oil, pollutants, contaminants, hazardous, or toxic materials or wastes or relating to the environment, plant and animal life, natural resources, or health, safety, or any Hazardous Substance. “Environmental, Health and Safety Laws” include (i) the Federal Comprehensive Environmental Response Compensation and Liability Act of 1980 (CERCLA), 42 U.S.C. §§ 9601 et seq., the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. § 11001 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. §§ 6901 et seq., the Federal Water Pollution Control Act, 33 U.S.C. §§ 1251 et seq., the Toxic Substances Control Act, 15 U.S.C. §§ 2601 et seq., the Clean Air Act, 42 U.S.C. §§ 7401 et seq., the Safe Drinking Water Act, 42 U.S.C. §§ 300f et seq., the Hazardous Materials Transportation Act, 49 U.S.C. §§ 5101 et seq., the Atomic Energy Act, 42 U.S.C. §§ 2011 et seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. §§ 136 et seq., and the Occupational Safety and Health Act, 29 U.S.C. §§ 651 et seq., in each case as amended from time to time, and any other federal, state or local Laws now or hereafter relating to any of the foregoing, and (ii) any common law or equitable doctrine (including injunctive relief and tort doctrines such as negligence, nuisance, trespass and strict liability) that may impose liability or obligations for injuries or damages due to, or threatened as a result of, the presence of, effects of or exposure to any Hazardous Substance.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any other corporation or trade or business under common control with Seller or treated as a single employer with Seller as determined under Sections 414(b), (c), (m), or (o) of the Code.

“Escrow Account” has the meaning set forth in Section 3.3.

“Escrow Agent” means the escrow agent to be mutually agreed upon by Purchaser and Seller and to be set forth in the Escrow Agreement.

“Escrow Agreement” has the meaning set forth in Section 3.3.

“Escrow Shares” has the meaning set forth in Section 3.3.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Excluded Assets” has the meaning set forth in Section 2.2.

“Excluded Contracts” has the meaning set forth in Section 2.4.

“Excluded Liabilities” has the meaning set forth in Section 2.5.

“Filing Date” means the date of Axtive’s filing with the SEC of an amendment to its Current Report on Form 8-K with respect to the Asset Purchase to include all required financial statements.

“FIRPTA” means the Foreign Investment in Real Property Tax Act of 1980, as amended.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Governmental Authority” means any federal, state, local, or foreign government, political subdivision, or governmental or regulatory authority, agency, board, bureau, commission, instrumentality, or court or quasi-governmental authority.

“Government Bid” means any bid or proposal in response to a solicitation with respect to a Government Contract.

“Government Contract” means any prime contract, subcontract, letter contract, purchase order or delivery order, task order, or other agreement of any kind executed or submitted to or on behalf of any independent or executive agency, division, subdivision, audit group, or procuring office of a Governmental Authority or any prime contractor or higher level subcontractor of a prime contractor, or under which any Governmental Authority or any such prime contractor or higher level subcontractor otherwise has or may acquire any right or interest.

“Hazardous Substances” means any substance presently listed, defined, designated, or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated, under any Environmental, Health and Safety Law. The term “Hazardous Substances” includes any substance to which exposure is regulated by any Governmental Authority or any Environmental, Health and Safety Law including any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, petroleum or any derivative or by-product thereof, radon, radioactive material, asbestos or asbestos containing material, urea formaldehyde foam insulation, lead, or polychlorinated biphenyls.

“Indemnified Party” has the meaning set forth in Section 7.3.

“Indemnifying Party” has the meaning set forth in Section 7.3.

“Intellectual Property” means all patents, patent applications, patent licenses, trademarks, trademark applications, service marks, service mark applications, trade names, trade names, copyrights, copyright applications, trade secrets, know-how, technologies, computer software, and other intellectual property or proprietary property rights, including any licenses with respect thereto.

“Interim Balance Sheet” has the meaning set forth in Section 4.7(a)(ii).

“Interim Financial Statements” has the meaning set forth in Section 4.7(a)(ii).

“KBA” means KBA Group LLP.

“Law” or “Laws” means any and all federal, state, local, or foreign statutes, laws, ordinances, proclamations, codes, regulations, licenses, permits, authorizations, approvals, consents, legal doctrines, published requirements, orders, decrees, judgments, injunctions, and rules of any Governmental Authority, including those covering environmental, Tax, energy, safety, health, transportation, bribery, recordkeeping, zoning, discrimination, antitrust, and wage and hour matters, in each case as amended and in effect from time to time.

“Letter of Intent” means that certain letter of intent dated August 5, 2004 by and between Axtive and Shareholder, as amended by that certain letter dated September 23, 2004, and as otherwise amended or supplemented.

“Loss” or “Losses” means all liabilities, losses, claims, damages, actions, suits, proceedings, demands, assessments, adjustments, fees, costs, and expenses (including reasonable attorneys’ fees and costs and expenses of investigation), net of income Tax effects with respect thereto (including income Tax benefits recognized in connection therewith and income Taxes upon any indemnification recovery therefor) and net of insurance proceeds paid to the party incurring such loss.

“Major Customers” has the meaning set forth in Section 4.12.

“Material Adverse Effect” has the meaning set forth in Section 4.1.

“Microcapital” means Microcapital Strategies, Inc.

“Microcapital Preferred Shares” means the shares of Preferred Stock that were purchased by Microcapital and thereafter purchased by and assigned to the Microcapital Transferees pursuant to certain Assignment and Assumption Agreements by and between Microcapital and each of the Microcapital Transferees.

“Microcapital Transferees” means O.S. Hawkins, HIR Preferred Partners, L.P., Jupiter Orbit Fund, Ltd., Mercury Orbit Fund, Ltd., and Jack Pogue.

“Microsoft Master License Agreement” means that certain Master License Agreement by and between Shareholder and Microsoft Corporation dated July 29, 2002, which expires July 31, 2005.

“Non-Assumed Contracts” has the meaning set forth in Section 2.2(d).

“Noncompete Term” has the meaning set forth in Section 8.1(a).

“OTC Bulletin Board” means the OTC Bulletin Board automated stock quotation system owned and operated by The Nasdaq Stock Market, Inc.

“Permits” means licenses (other than licenses for the use of Intellectual Property), franchises, permits, authorizations of transportation authorities, operating authorizations, titles (including motor vehicle titles and current registrations), certificates, and other authorizations issued by Governmental Authorities.

“Permitted Encumbrances” means (a) any Encumbrances reflected or reserved against in the Interim Balance Sheet that is not in excess of $10,000; (b) Encumbrances for property or ad valorem Taxes reflected or reserved against in the Interim Balance Sheet or that are being contested in good faith and by appropriate proceedings if adequate reserves with respect thereto are maintained on Seller’s books in accordance with GAAP; (c) obligations under any operating and capital leases described in Schedule 4.11; and (d) all contracts, agreements, instruments, obligations, Encumbrances, defects, and irregularities of title, if any, affecting Seller’s assets that, individually or in the aggregate, do not materially detract from the value or materially interfere with the present or future operation or value of Seller’s business or the value or use of Seller’s Assets or otherwise materially impair the business operations being conducted by Seller.

“Post-Closing Audit” has the meaning set forth in Section 6.11.

“Post-Closing Review” has the meaning set forth in Section 6.11.

“Post-Closing Period” has the meaning set forth in Section 6.6(c).

“Preferred Purchase” has the meaning set forth in Section 3.4.

“Preferred Purchase Consideration” has the meaning set forth in Section 3.4.

“Preferred Purchase Shareholders” has the meaning set forth in Section 3.4.

“Preferred Purchase Shares” has the meaning set forth in Section 3.4.

“Preferred Release” means a release in the form determined by Shareholder, in its sole discretion, releasing Shareholder from any and all claims, liabilities, and obligations arising from the sale of the shares of Preferred Stock by Shareholder, including all accrued and unpaid dividends on the shares of Preferred Stock and claims under Section 10(b) and Rule 10b-5 of the Exchange Act, Section 20A of the Exchange Act, Sections 5, 10, 11, 12, and 17 of the Securities Act, Regulation FD promulgated under the Exchange Act, the Racketeer Influenced and Corrupt Organizations Act, claims for negligent misrepresentation, breach of fiduciary duty, and fraud, and any and all claims for attorneys’ fees related thereto.

“Preferred Shareholders” means the holders of the Preferred Stock.

“Preferred Stock” means the Series A Convertible Voting Preferred Stock, $10.00 par value per share, of Shareholder

“Purchase Price” has the meaning set forth in Section 3.1.

“Purchaser” has the meaning set forth in the preamble to this Agreement.

“Registration Rights Agreement” has the meaning set forth in Section 12.4.

“Restricted Shares” has the meaning set forth in Section 12.1.

“Schedules” means the disclosure or other schedules, including supplemental schedules, to be delivered by Seller or Shareholder, on the one hand, or Purchaser or Axtive, on the other hand, pursuant to this Agreement.

“SEC” means Securities and Exchange Commission.

“SEC Filings” has the meaning set forth in Section 5.4.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller” has the meaning set forth in the preamble to this Agreement.

“Seller Ancillary Agreements” has the meaning set forth in Section 4.2(a).

“Seller Employees” has the meaning set forth in Section 2.5(b).

“Seller Expiration Date” has the meaning set forth in Section 7.6(a).

“Seller Facilities” has the meaning set forth in Section 2.1(h).

“Seller Financial Statements” has the meaning set forth in Section 4.7(a).

“Seller Indemnified Persons” has the meaning set forth in Section 7.2(a).

“Seller Intellectual Property” has the meaning set forth in Section 4.13(a).

“Seller Losses” has the meaning set forth in Section 7.2(a).

“Seller Owned Intellectual Property” has the meaning set forth in Section 4.13(a).

“Seller Proprietary Information” has the meaning set forth in Section 6.6(a).

“Seller Required Consents” has the meaning set forth in Section 4.5(b).

“Seller Used Intellectual Property” has the meaning set forth in Section 4.13(a).

“Shareholder” has the meaning set forth in the preamble to this Agreement.

“Stock Consideration” has the meaning set forth in Section 3.1.

“Substitute Consideration” has the meaning set forth in Section 3.4.

“Subcontract” has the meaning set forth in Section 2.4.

“Taxes” means (i) all taxes, charges, fees, levies, or other assessments, including income, gross receipts, excise, property, sales, withholding, social security, unemployment, occupation, use, service, license, payroll, franchise, transfer and recording taxes, fees, and charges imposed by the United States or any state, local, or foreign government or subdivision or agency thereof, whether computed on a separate, consolidated, unitary, combined, or any other basis, including any interest, fines, penalties, or additional amounts attributable to or imposed with respect to any such taxes, charges, fees, levies, or other assessments, (ii) liability of Seller for the payment of any amounts of the type described in clause (i) as a result of transferee liability, being a member of an affiliated, consolidated, combined, or unitary group for any period, or otherwise through operation of law, and (iii) any liability for the payment of amounts described in clauses (i) or (ii) as a result of any Tax sharing, Tax indemnity or Tax allocation agreement or any other express or implied agreement to indemnify any other person.

“Tax Returns” means all returns, declarations of estimated tax payments, reports, forms, estimates, information returns, statements, and other documentation, including any related or supporting information filed with respect to any of the foregoing, maintained, filed, or to be filed with any Taxing Authority in connection with the determination, assessment, collection, or administration of any Taxes.

“Taxing Authority” means any Governmental Authority exercising any Taxing authority or any other authority exercising Tax regulatory authority.

“Territory” has the meaning set forth in Section 8.1(a).

“Third Person” has the meaning set forth in Section 7.3.

“Trading Day” means a day on which The Nasdaq Stock Market, Inc. is open for trading or quotations.

“USRPHC” has the meaning set forth in Section 4.19(e).

“WARN Act” has the meaning set forth in Section 4.21.

“Year-End Financial Statements” has the meaning set forth in Section 4.7(a)(i).

1.2 Interpretation. For all purposes of this Agreement, except as otherwise expressly provided or unless the context otherwise requires:

(a) the term “fraud” shall refer only to fraud as the result of intentional acts or omissions by a party and shall not include constructive fraud;

(b) the terms defined in Section 1.1 and elsewhere in this Agreement include the plural as well as the singular;

(c) all accounting terms not otherwise defined herein have the meanings ascribed to them in accordance with GAAP;

(d) a reference to one gender includes the other gender and the neuter;

(e) the words “herein,” “hereof,” and “hereunder” and other words of similar import refer to this Agreement as a whole and not to any particular Article, Section, or other subdivision; and

(f) the terms “include,” “includes” and “including” are not limiting and the term “or” has, except where otherwise indicated, the inclusive meaning represented by the phrase “and/or.”

ARTICLE II

THE PLAN OF ACQUISITION

2.1 Acquisition of the Assets. At the Closing, Seller shall sell, convey, transfer, assign and deliver to Purchaser, and Purchaser shall purchase from Seller, all of the assets, properties, businesses, franchises, goodwill, and rights of every kind and character, tangible, or intangible, real or personal, whether owned or leased, set forth in this Section 2.1, specifically excluding the Excluded Assets (collectively, the “Assets”), free and clear of all Encumbrances other than Permitted Encumbrances and any Encumbrances created by Purchaser. The Assets include the following:

(a) all petty cash of Seller;

(b) all Accounts Receivable;

(c) all prepaid lease deposits;

(d) all customer lists, sales records, credit data and other information relating to Seller’s customers;

(e) all marketing materials relating to Seller’s products and services, including the information and content contained on the Datatek Web Site at http://www.datatekonline.com (including, with respect thereto, the HTML code, any and all scripts, applets, graphics, images, pictures, text and all other content);

(f) all of Seller’s backlog of orders;

(g) all supplier lists, files, records, and data;

(h) all real property leasehold interests related to the real property described on Schedule 2.1(h), including all leasehold improvements, rights, or licenses related or appurtenant thereto and deposits paid in connection therewith (the “Seller Facilities”);

(i) all rights, title, and interest of Seller in, to and under all existing contracts and agreements, written and oral, including leases for real property and leases for personal property, and including deposits paid in connection therewith, as listed in Schedule 2.1(i) (collectively the “Assumed Contracts”);

(j) all equipment and other tangible personal property set forth in Schedule 4.10 (the “Equipment”);

(k) all rights, title, and interest of Seller in and to and under all Permits owned or possessed by Seller, including those listed in Schedule 4.15 (the “Assigned Permits”);

(l) all rights, title, and interest of Seller in, to and under all Intellectual Property of Seller, the goodwill associated therewith and the rights and privileges used in the conducting of the business of Seller and the right to recover for infringement thereon, including the Seller Intellectual Property set forth on Schedule 4.13 (the “Assigned Intellectual Property”);

(m) all of Seller’s and Shareholder’s rights in the names “Datatek,” “Datatek Group Corporation,” and “Datatek Consulting Group” and any other trade names or assumed names under which Seller operates;

(n) all rights, title and interest of Seller in, to, and under the telephone numbers or numbers set forth in Schedule 2.1(n);

(o) originals or copies of Seller’s books, records, papers, and instruments of whatever nature and wherever located that relate to the business of Seller or the Assets or which are required or necessary in order for Purchaser to conduct the businesses of Seller from and after the Closing in the manner in which its being conducted before the Closing, including such books, records, papers, and instruments for the three-year period ended December 31, 2003, and the interim period ending on the Closing Date;

(p) all insurance proceeds and insurance claims of Seller relating to its respective businesses or all or any part of the Assets, other than with respect to the Excluded Liabilities, and to the extent transferable, the benefit of and the right to enforce the covenants and warranties, if any, that Seller is entitled to enforce with respect to the Assets against its predecessors in title to the Assets, if any;

(q) all rights, title, and interest of Seller in computer equipment and hardware, including all central processing units, terminals, disk drives, tape drives, electronic memory units, printers, keyboards, screens, peripherals (and other input/output devices), modems, and other communication controllers, networking equipment, and any and all parts and appurtenances thereto, together with all software and intellectual property used with such computer equipment and hardware; and

(r) all rights, title, and interests of Seller in, to and under all rights, privileges, claims, causes of action, and options related to Seller’s business or the Assets.

2.2 Excluded Assets. Seller shall retain, and the Assets shall specifically not include, the following assets and other rights of Seller (collectively, the “Excluded Assets”):

(a) cash reserved by Greenfield Commercial Credit or Wells Fargo against the Accounts Receivable;

(b) intercompany accounts receivable of Seller and accounts receivable of Seller from Affiliates;

(c) all legal rights and benefits arising under the Excluded Contracts, except to the extent of any Subcontract;

(d) all legal rights and benefits arising under any contract, agreement, or commitment listed in Schedules 4.11(a), 4.13, or 4.17, which is not included as part of the Assumed Contracts or the Excluded Contracts, including the Datatek Consulting Purchase Agreement (the “Non-Assumed Contracts”);

(e) all Employee Plans maintained by Seller; and

(f) the assets of Seller listed in Schedule 2.2.

2.3 Assumed Liabilities. As further consideration for the purchase of the Assets, Purchaser shall assume and discharge all (i) liabilities, obligations, or contingencies of Seller with respect to Seller or the Assets specifically listed in Schedule 2.3 (A) that are accrued or reserved against in the Financial Statements or reflected in the notes thereto or (B) that were incurred after the Balance Sheet Date and were incurred in the ordinary course of the businesses of Seller, consistent with past practices, (ii) liabilities and obligations of Seller that are of a nature not required to be reflected in the Financial Statements, provided the Financial Statements are prepared in accordance with GAAP, and that were incurred in the normal course of business and are described in Schedule 4.8 and (iii) liabilities and obligations arising under the Assumed Contracts from and after the Closing Date, but specifically excluding the Excluded Liabilities (collectively, the “Assumed Liabilities”).

2.4 Assignment and Assumption of Contracts. Seller shall assign all of its rights, title, and interest in and to, and Purchaser will assume, perform, and discharge all of Seller’s remaining obligations under, the Assumed Contracts from and after the Closing Date. Notwithstanding the foregoing, the Assumed Contracts do not include, and nothing in this Agreement will be deemed to constitute an assignment or attempted assignment of, any contract, agreement, or license to which Seller is a party if the attempted assignment without the consent of the other party thereto would constitute a breach or affect in any way the rights of Seller thereunder and for which consent has not been obtained (collectively, the “Excluded Contracts”). If the consent of any such other party is not obtained on or prior to the Closing Date, or an attempted assignment on the Closing Date would be ineffective and would affect the rights of Seller, or Purchaser as assignee thereunder, Seller will cooperate with Purchaser in a reasonable arrangement designed to provide for Purchaser the economic benefits, to the extent of Purchaser’s performance of Seller’s obligations, under each Excluded Contract and will continue after the Closing to use its commercially reasonable efforts to obtain consent to such assignment. If requested by Purchaser with respect to any Excluded Contract, following the Closing Seller shall enter into a subcontract or sublicense with or to Purchaser, in the form mutually agreed upon by Purchaser and Seller, dated as of the Closing Date (each a “Subcontract”).

2.5 Liabilities Not Assumed. Except for the Assumed Liabilities, Purchaser shall not assume or become liable or otherwise obligated to pay, perform, or discharge any, and Seller shall remain expressly liable for all, liabilities and obligations of Seller (the “Excluded Liabilities”), including the following liabilities and obligations of Seller:

(a) intercompany accounts payable of Seller and accounts payable of Seller to Affiliates;

(b) any liabilities or obligations with respect to employees of Seller, including employees employed in connection with Seller’s business, arising from such employment (the “Seller Employees”), except such liabilities or obligations expressly set forth in Schedule 2.3;

(c) any liabilities or obligation resulting from, arising under, or relating to the termination of employment by Seller of any employee of Seller;

(d) any liabilities or obligations resulting from, arising under, or relating to any Employee Plan maintained by Seller;

(e) any liabilities or obligations resulting from, arising under, or relating to any Employee Plan maintained by Seller’s Affiliates;

(f) all Taxes, documentary charges, recording fees, or similar charges, fees, or expenses that may become payable in connection with the sale of Assets or the transactions contemplated hereby, other than those Taxes imposed on the net income of Purchaser;

(g) all Taxes related to Seller or Seller’s business payable with respect to all periods prior to and including the Closing Date, together with any interest or penalties thereon, including all accrued and unpaid payroll taxes of any kind, except such tax liabilities or obligations expressly set forth in Schedule 2.3;

(h) any liabilities or obligations resulting from, arising under, or relating to any Non-Assumed Contract, including any liabilities or obligations resulting from, arising under, or relating to the Datatek Consulting Purchase Agreement other than the liability of Seller thereunder with respect to managers’ bonuses or earn-outs as expressly set forth in Schedule 2.3;

(i) any liabilities or obligations resulting from, arising under, or relating to any Excluded Contract; and

(j) any liability or obligation resulting from, arising under, or relating to any action, suit, or proceeding based upon an event occurring or a claim arising on or prior to the Closing or after the Closing in the case of claims in respect of products sold or services delivered by Seller on or prior to the Closing or attributable to acts performed or omitted by Seller or its employees or representatives on or prior to the Closing.

ARTICLE III

PURCHASE PRICE; CLOSING

3.1 Purchase Price. Purchaser shall pay Seller a purchase price for the Assets (the “Purchase Price”) consisting of (a) an amount in cash equal to $4,500,000 (the “Cash Consideration”) and (b) 15,333,333 shares of Axtive Common Stock (the “Stock Consideration”) with an aggregate value, based upon the Axtive Share Value, of $4,600,000 (and rounded to the nearest whole share).

3.2 Payment or Delivery of Purchase Price. At Closing, Purchaser shall (a) pay to or on behalf of Seller, by wire transfer of immediately available funds and as set forth in Schedule 3.2, the Cash Consideration and (b) deliver, or cause to be delivered, to Seller a copy of an irrevocable instruction letter to Axtive’s transfer agent directing that certificates representing the Stock Consideration less the Escrow Shares be delivered to or on behalf of Seller as set forth in Schedule 3.2.

3.3 Escrow. At Closing, Purchaser shall deposit 1,250,000 shares of Axtive Common Stock of the Stock Consideration (the “Escrow Shares”), together with an executed stock power, into an escrow account (the “Escrow Account”) maintained by the Escrow Agent pursuant to the terms of an Escrow Agreement containing customary terms and terms consistent with this Section 3.3 and otherwise in a form to be mutually agreed upon by Purchaser and Seller or Shareholder (the “Escrow Agreement”). Subject to the following provisions of this Section 3.3 regarding disbursements, the Escrow Shares shall be held by the Escrow Agent for a period of one year from the Closing Date pursuant to the terms of the Escrow Agreement and shall be generally available to satisfy any claims for indemnification made by Purchaser or Axtive pursuant to ARTICLE VII:

(a) on the date that is 180 days after the Closing Date, an amount equal to one-half of the Escrow Shares less the number of Escrow Shares equal to the sum of (i) the total number of Escrow Shares disbursed from the Escrow Account during such 180-day period to satisfy indemnification claims made by Purchaser or Axtive pursuant to ARTICLE VII and (ii) the number of Escrow Shares equal to the total dollar amount subject to pending indemnification claims made by Purchaser or Axtive pursuant to ARTICLE VII as of the end of such 180-day period, and not covered by any Escrow Amount, divided by the Axtive Share Value; and

(b) on the first anniversary of the Closing Date, the remaining balance in the Escrow Account less the number of Escrow Shares with a value equal to the total dollar amount subject to pending indemnification claims made by Purchaser or Axtive pursuant to ARTICLE VII as of such date, which shall remain on deposit in the Escrow Account until finally resolved pursuant to ARTICLE VII, at which time any remaining balance shall be disbursed to Seller.

For the purpose of satisfying any claims for indemnification made by Purchaser or Axtive pursuant to ARTICLE VII, the number of Escrow Shares shall be determined based upon the Axtive Share Value (and rounded to the nearest whole share). Notwithstanding anything to the contrary in this Agreement, in the event of any conflict between the terms of this Agreement and the terms of the Escrow Agreement, the terms of the Escrow Agreement shall be controlling for all purposes.

3.4 Substitute Consideration. If Axtive or Purchaser shall enter into an agreement or agreements to purchase, on or before the Closing (the “Preferred Purchase”), shares of Preferred Stock (the “Preferred Purchase Shares”) from one or more Preferred Shareholders (the

“Preferred Purchase Shareholders”) for consideration consisting of shares of Axtive Common Stock (the “Preferred Purchase Consideration”), and provided Axtive or Purchaser shall deliver to Shareholder at the Closing (a) the certificates representing the Preferred Purchased Shares for cancellation and (b) a Preferred Release duly executed by each of the Preferred Purchase Shareholders (collectively, the “Substitute Consideration”), the Stock Consideration shall be reduced by an amount equal to the Preferred Purchase Consideration and the Substitute Consideration shall be included as part of the Purchase Price delivered to Seller at Closing; provided, however, that (a) the Preferred Purchase Consideration to be paid to any Preferred Shareholder divided by the number of Preferred Purchase Shares to be purchased from such Preferred Shareholder shall not be greater than (b) the aggregate consideration that may be offered prior to the Closing by Shareholder to the Preferred Shareholders for the redemption of shares of Preferred Stock and purchase of Preferred Releases divided by the total number of shares of Preferred Stock.

3.5 Closing. The consummation of the purchase of the Assets and the other transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Gardere Wynne Sewell LLP, 1601 Elm Street, Suite 3000, Dallas, Texas 75201-4761, on February 18, 2005, and shall be effective as of 6:30 p.m., Central Time, on such date, or at such other time and date as Purchaser and Seller may mutually agree, which in no event shall be later than three Business Days following the satisfaction of the final condition to Closing under ARTICLE IX, which date and time shall be referred to as the “Closing Date.”

3.6 Closing Adjustments.

(a) If the total amount of Accounts Receivable (net of reserves for bad debts and service charges) as set forth on Supplemental Schedule 4.9 exceeds $1,500,000, then the Cash Consideration shall be increased dollar-for-dollar by such excess, up to a maximum increase of $500,000 (subject to Section 3.6(b)(i)).

(b) In addition to the adjustment in Section 3.6(a), if the total amount of Accounts Receivable (net of reserves for bad debts and service charges) as set forth on Supplemental Schedule 4.9 exceeds $2,100,000 (such excess being referred to herein as the “Accounts Receivable Surplus”), then the Cash Consideration shall be increased on a dollar-for-dollar basis by such Accounts Receivable Surplus (the “Additional Cash Consideration”).

(c) The calculations pursuant to Section 3.6 shall be set forth in Schedule 3.6 and delivered by Purchaser to Seller the first Business Day preceding the Closing.

3.7 Payment of Additional Cash Consideration.

(a) If there is an Accounts Receivable Surplus, at such time as Purchaser (or Axtive on behalf of Purchaser) has collected cash proceeds from the Accounts Receivable in an amount in excess of $2,100,000, Purchaser (or Axtive on behalf of Purchaser) shall pay any such excess collections amount to Seller within two Business Days of the collection until such time as the Additional Cash Consideration has been paid in full to Seller.

(b) If the Additional Cash Consideration has not been paid in full to Seller within 30 days after the Closing Date, Purchaser (or Axtive on behalf of Purchaser) shall pay any remaining balance of the Additional Cash Consideration to Seller on the 30th day after the Closing Date (or if such date is not a Business Day, on the first Business Day immediately following such date)

(c) Neither Axtive nor Purchaser shall have any right to offset or reduce the Additional Cash Consideration for any purpose whatsoever.

(d) If there is an Accounts Receivable Surplus, Purchaser shall deliver a weekly report to Seller during the 30 days following the Closing Date (beginning with the first full week following the Closing Date), which shall consist of an update of Supplemental Schedule 4.9 reflecting the amount of cash proceeds received with respect to each Account Receivable, the date of receipt thereof, the total amount of cash proceeds collected from the Accounts Receivable, and, once such total amount of cash proceeds collected exceeds $2,100,000, the date of payment of such excess collections to Seller, up to the amount of the Additional Cash Consideration.

3.8 Allocation of Purchase Price. The manner in which the Purchase Price and the Assumed Liabilities shall be allocated among the Assets and set forth in Schedule 3.7(d). Axtive, Purchaser, Seller, and Shareholder agree that they shall not take any position or action inconsistent with such allocation in the filing of any federal income tax returns.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF

SELLER AND SHAREHOLDER

Subject to the qualifications and exceptions set forth in the Schedules with respect to this ARTICLE IV, Seller and Shareholder, jointly and severally, represent and warrant to Purchaser and Axtive as follows:

4.1 Organization and Good Standing. Seller is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Texas and has the requisite corporate power and authority to own, operate, and lease its properties and to carry on its business as now conducted. Seller is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction listed in Schedule 4.1, which is each jurisdiction in which the ownership of its properties, the employment of its personnel, or the conduct of its business requires it to be so qualified, except where the failure to so qualify would not reasonably be expected to have a material adverse effect on Seller, its assets, properties, or financial condition (a “Material Adverse Effect”).

4.2 Power, Authorization, and Validity.

(a) Each of Seller and Shareholder has the requisite corporate right, power, legal capacity, and authority to enter into and perform its obligations under this Agreement and all agreements to which Seller or Shareholder is or will be a party as contemplated by this

Agreement (the “Seller Ancillary Agreements”). The execution, delivery, and performance of this Agreement and the Seller Ancillary Agreements by Seller have been duly and validly approved by Seller’s board of directors and Shareholder, as required by applicable Law. The execution, delivery, and performance of this Agreement and the Seller Ancillary Agreements (to which Shareholder is a party) by Shareholder have been duly and validly approved by Shareholder’s board of directors. No additional corporate proceedings on the part of Seller or Shareholder are necessary to authorize the execution and delivery of this Agreement and the Seller Ancillary Agreements and the consummation by Seller and Shareholder of the transactions contemplated hereby and thereby.

(b) Except for the Seller Required Consents, no filing, authorization, approval, or consent, governmental or otherwise, is necessary to enable Seller or Shareholder to enter into, and to perform their respective obligations under, this Agreement and the Seller Ancillary Agreements.

(c) This Agreement has been duly and validly executed and delivered by Seller and Shareholder. Assuming the due authorization, execution, and delivery thereof by Axtive and Purchaser, this Agreement constitutes, and the Seller Ancillary Agreements, when executed and delivered by Seller and Shareholder, will constitute, valid, and binding obligations of Seller and Shareholder, as the case may be, enforceable against each of them in accordance with their respective terms, except as to the effect, if any, of:

(i) applicable bankruptcy, insolvency, reorganization, moratorium, or other similar Laws affecting the rights of creditors generally;

(ii) rules of Law governing specific performance, injunctive relief, and other equitable remedies; and

(iii) any rights to indemnification being limited under applicable securities Laws.

provided, however, that the Axtive Ancillary Agreements will not be effective until the earlier of the date set forth therein or the Closing Date.

4.3 Capitalization.

(a) Authorized/Outstanding Capital Stock. The authorized capital stock of Seller consists solely of 1,000 shares of common stock, $1.00 par value per share, of which 1,000 shares are issued and outstanding as of the date of this Agreement, and all of which issued and outstanding shares are held of record and beneficially owned by Shareholder.

(b) Options; Rights. There are none of the following applicable to any of Seller’s outstanding securities: (i) stock appreciation rights, options, warrants, conversion privileges, or preemptive or other rights or agreements of any kind outstanding to purchase or otherwise acquire any of Seller’s authorized but unissued capital stock; (ii) options, warrants, conversion privileges, or preemptive or other rights or agreements outstanding to which Seller or Shareholder is a party involving the purchase or other acquisition of any share of Seller’s capital stock; (iii) liabilities for dividends accrued but unpaid; or (iv) voting agreements, rights of first refusal or other restrictions (other than normal restrictions on transfer under applicable federal and state securities Laws).

4.4 Subsidiaries. Seller does not own, of record or beneficially, or control, directly or indirectly, any capital stock, securities convertible into or exchangeable for capital stock or any other equity interest in any corporation, association, or other business entity. Seller is not, directly or indirectly, an equity owner of or equity participant in any joint venture, limited liability company, partnership, or other noncorporate entity.

4.5 No Violation of Existing Agreements.

(a) Neither the execution and delivery of this Agreement or any Seller Ancillary Agreement by Seller or Shareholder, nor the consummation of the transactions provided for herein or therein, will conflict with, result in the creation of any Encumbrance, other than a Permitted Encumbrance, upon any of the properties or assets of Seller under or (with or without notice or lapse of time, or both) result in a termination or right of termination, breach, default, violation, acceleration of performance, or right of acceleration of performance of:

(i) any provision of the Articles of Incorporation or Bylaws of Seller, as currently in effect;

(ii) any material instrument or contract to which Seller or Shareholder is a party or by which Seller or any of its properties or assets may be bound or affected; or

(iii) any Laws applicable to Seller or Shareholder or any of the properties or assets of Seller or Shareholder and that would have a Material Adverse Effect.

(b) The consummation of the Asset Purchase and the transactions contemplated hereby by Seller and Shareholder will not require the consent of any third party, other than as set forth in Schedule 4.5 (the “Seller Required Consents”).

4.6 Litigation; Legal Impediments. Except as set forth in Schedule 4.6:

(a) There is no claim, action, suit, proceeding, or, to the knowledge of Seller, investigation (including any product liability, warranty or similar claim, action, suit, proceeding, or, to the knowledge of Seller, investigation) that has been asserted against Seller since December 31, 2003, other than as set forth in the Seller Financial Statements, pending or, to the knowledge of Seller, threatened against or affecting Seller, at law or in equity, before any Governmental Authority. No written notice of any claim, action, suit, proceeding, or investigation, whether pending or threatened, has been received by Seller and, to the knowledge of Seller, there is no basis therefor.

(b) There is no order, decree, or ruling by any Governmental Authority or, to the knowledge of Seller, threat thereof that would prohibit or render illegal the transactions provided for in this Agreement.

(c) There is no litigation or proceeding pending or, to the knowledge of Seller, threatened that would have the probable effect of enjoining or preventing the consummation of any of the transactions provided for in this Agreement.

4.7 Seller Financial Statements; Books and Records

(a) Seller has delivered to Purchaser complete and correct copies of the following consolidated financial statements, which are attached to Schedule 4.7 (the “Seller Financial Statements”).

(i) the unaudited balance sheets of Seller as of December 31, 2002 and 2003 and the related unaudited statements of operations for the two-year period ended December 31, 2003 (the “Year-End Financial Statements”); and

(ii) the unaudited balance sheet (the “Interim Balance Sheet”) of Seller as of October 31, 2004 (the “Balance Sheet Date”) and the related unaudited statement of operations for the interim period ended on the Balance Sheet Date (such Interim Balance Sheet, the related statement of operations are referred to herein as the “Interim Financial Statements”).

(b) The Seller Financial Statements have been prepared on an accrual basis and, in all material respects, are in accordance with GAAP (except for the absence of notes) and fairly and accurately represent the financial condition of Seller at the respective dates specified therein and the results of operations for the respective periods specified therein. The Seller Financial Statements reflect all material transactions of the business of Seller during the periods covered thereby consistent with the basis of accounting historically used by Seller, and all documentation that is necessary to support such transactions is maintained by Seller.

(c) Seller maintains accurate books, records, and accounts reflecting its assets and liabilities that:

(i) are in all material respects true and complete;

(ii) have been maintained in accordance with reasonable business practices on a basis consistent with prior years; and

(iii) accurately and fairly reflect in all material respects the basis for the Seller Financial Statements.

(d) Except as set forth in Schedule 4.7, to the knowledge of Seller, Seller maintains proper and adequate internal control over financial reporting that provides assurance that:

(i) transactions are executed with management’s authorization;

(ii) transactions, including disposition of assets of Seller, are recorded as necessary to permit preparation of Seller’s financial statements, including accurately and fairly reflecting, in all material respects, such transactions, and to maintain accountability for Seller’s assets;

(iii) access to Seller’s assets is permitted only in accordance with management’s authorization;

(iv) the reporting of Seller’s assets is compared with existing assets at regular intervals; and

(v) accounts, notes, and other receivables and inventory are recorded accurately and proper and adequate procedures are implemented to collect them on timely basis.

4.8 Liabilities and Obligations. Except as set forth in Schedule 4.8, Seller has no material debt, liability, or obligation of any nature, whether accrued, absolute, contingent, or otherwise, and whether due or to become due, that is not reflected or disclosed in the Seller Financial Statements, including any liability or obligation with respect to credits, rebates, or similar items owed, or claimed to be owed, by Seller to a customer. Schedule 4.8 contains a reasonable estimate by Seller and Shareholder of the maximum amount that may be payable with respect to material liabilities included in the Assumed Liabilities that are not fixed. For each such liability for which the amount is not fixed or is contested, Seller has provided a summary description of the liability together with copies of all relevant documentation relating thereto. Attached to Schedule 4.8 is an accurate schedule of the Assumed Liabilities, including (a) with respect to any Seller indebtedness for borrowed money, a detailed debt schedule setting forth information as of the date hereof including outstanding principal amounts, accrued interest, interest rates, account and creditor information, and applicable prepayment penalties, and (b) an accurate list of the trade accounts payable of Seller as of the Balance Sheet Date, including (i) the amount and the identity of the payee and (ii) the applicable invoice number or similar identifying information, the date of the invoice or other basis for payment, the payment due date, and any accrued interest or penalties (provided, that the information set forth in clause (ii) may be provided by providing Purchaser with a copy of each invoice or other documentary evidence of the trade accounts payable). Such schedule of the Assumed Liabilities shall be updated as Supplemental Schedule 4.8 as of the second Business Day preceding the Closing Date and provided to Purchaser on the first Business Day preceding the Closing Date.

4.9 Accounts and Notes Receivable.

(a) Schedule 4.9 sets forth an accurate list of the Accounts Receivable as of the Balance Sheet Date, including any such amounts that are not reflected in the Interim Balance Sheet. With respect to each Account Receivable, Schedule 4.9 shall reflect (i) the invoice number, (ii) the customer name, (iii) the amount of such invoice, and (iv) an accurate aging of the receivable based on 30-day aging categories. Schedule 4.9 shall also reflect the amount of reserves for bad debts and service charges with respect to the

Accounts Receivable. Receivables from and advances to employees, Shareholder, and any entities or persons related to or Affiliates of Shareholder are separately identified in Schedule 4.9. Such list of the Accounts Receivable shall be updated as Supplemental Schedule 4.9 as of the second Business Day preceding the Closing Date and provided to Purchaser on the first Business Day preceding the Closing Date.

(b) Except as set forth in Schedule 4.9, the accounts receivable set forth in Schedule 4.9 represent valid and bona fide sales to third parties incurred in the ordinary course of business, subject to no defenses, set-offs, or counterclaims other than those resulting from applicable insolvency or similar Laws and are collectible in the amounts shown on Schedule 4.9 net of reserves reflected in the Interim Financial Statements with respect to the accounts receivable as of the Balance Sheet Date, and net of reserves reflected in the books and records of Seller (consistent with the methods used in the Seller Financial Statements) with respect to accounts receivables of Seller after the Balance Sheet Date.

4.10 Assets.

(a) Seller owns and, in the case of real property, has good and marketable title to, or, in the case of assets being leased, valid leasehold interests in, all of the Assets, including the assets as shown on the Interim Balance Sheet, free and clear of all Encumbrances (other than for Taxes not yet due and payable and Permitted Encumbrances), other than such material assets set forth in Schedule 4.10 as were sold by Seller in the ordinary course of business since the Balance Sheet Date or which are subject to capitalized leases. Except as set forth in Schedule 4.10, there are no UCC financing statements of record naming Seller as debtor.

(b) Schedule 4.10 sets forth an accurate list of all real and personal property included in “property and equipment” on the Interim Balance Sheet and all other tangible assets of Seller with a book value in excess of $1,000 (i) owned by Seller as of the Balance Sheet Date or (ii) acquired since the Balance Sheet Date.

(c) Except as specifically described in Schedule 4.10, the tangible and intangible assets of Seller include all the assets used in the operation of the business of Seller as conducted at the Balance Sheet Date, except for dispositions of assets since such date in the ordinary course of business, consistent with past practices.

(d) Schedule 4.10 contains true, complete, and correct copies of all title reports and title insurance policies received or owned by Seller.

(e) Except as set forth in Schedule 4.10, all leases of real or personal property to which Seller is a party are in full force and effect and afford Seller peaceful and undisturbed possession of the subject matter of the lease. Seller has provided Purchaser with true, correct, and complete copies of all such leases.

4.11 Agreements and Commitments.

(a) Identification of Agreements and Commitments. Except as set forth in Schedule 4.11(a), or as listed in any Schedule set forth in Section 4.13 or Section 4.17, Seller is not a party or subject to any oral or written agreement, obligation, or commitment that is material to Seller, its financial condition, business, or prospects or which is described below:

(i) any contract, commitment, letter agreement, quotation or purchase order providing for payments by or to Seller in an aggregate amount of

(A)	$50,000 or more in the ordinary course of business; or

(B)	$10,000 or more not in the ordinary course of business;

(ii) any Government Contract;

(iii) any license agreement as licensor (except for any nonexclusive software license granted by Seller to end-user customers where the form of the license, excluding standard immaterial deviations, has been provided to Purchaser);

(iv) any agreement by Seller to encumber, transfer, or sell rights in or with respect to any Seller Intellectual Property;

(v) any agreement for the sale or lease of real or personal property involving more than $2,500 per year;

(vi) any dealer, distributor, sales representative, original equipment manufacturer, value added remarketer, or other agreement for the distribution of products of Seller;

(vii) any franchise agreement or financing statement;

(viii) any stock redemption or purchase agreement;

(ix) any joint venture contract or arrangement or any other agreement that involves a sharing of profits with other persons;

(x) any instrument evidencing indebtedness for borrowed money by way of direct loan, sale of debt securities, purchase money obligations, conditional sale, guarantee, or otherwise, except for trade indebtedness or any advance to any employee of Seller incurred or made in the ordinary course of business, and except as disclosed in the Seller Financial Statements; or

(xi) any agreement containing covenants purporting to limit the freedom of Seller to compete in any line of business in any geographic area or solicit employees or obligating Seller to maintain the confidentiality of information.

(b) Validity of Agreements and Commitments. All agreements, obligations, and commitments listed in Schedule 4.11(a) or any Schedule set forth in Section 4.13 or Section 4.17, as the case may be, are valid and in full force and effect in all material respects, and except as set forth in Schedule 4.11(a), a true and complete copy of each has been delivered or been made available to Axtive or its counsel. Except as noted on Schedule 4.11(a), to the knowledge of Seller, Seller is in compliance with all, and is not in breach of or default under any, material terms of any such agreement, obligation, or commitment. No notice of default under such agreements has been received by Seller, and Seller is not aware of any basis therefor. With respect to any lease of real or personal property, except as set forth in Schedule 4.11(a), Seller has made all lease payments when due or within any applicable grace period. Seller is not a party to any contract or arrangement that it reasonably expects will have a Material Adverse Effect.

(c) Bids and Proposals. Schedule 4.11(c) sets forth a summary of each outstanding bid or proposal by Seller.

(d) Government Contracts.

(i) Except as set forth in Schedule 4.11(d), with respect to each Government Contract or Government Bid to which Seller is a party: (A) all representations and certifications made by Seller were accurate in all material respects as of their effective date, and Seller has fully complied with such representations and certifications in all material respects; (B) to the knowledge of Seller, no material termination or default, cure notice, or show cause notice has been issued and remains unresolved, and no material event, condition, or omission has occurred or exists that would constitute grounds for such action; (C) neither a Governmental Authority nor any prime contractor, subcontractor, vendor, or other third party has notified Seller in writing that Seller has breached or violated any applicable Law; and (D) to the knowledge of Seller, no money due to Seller has been withheld or set off.

(ii) Except as set forth in Schedule 4.11(d): (A) to the knowledge of Seller, none of the officers, employees, Affiliates, consultants, agents, or representatives of Seller is (or during the last four years has been) under any administrative, civil, or criminal investigation or indictment by any Governmental Authority with respect to the conduct of the business of Seller; (B) to the knowledge of Seller, there is no pending audit or investigation of Seller or any of its officers, employees, Affiliates, consultants, agents, or representatives resulting in any material adverse finding with respect to any material alleged irregularity, misstatement or omission arising under or relating to any Government Contract or Government Bid; (C) to the knowledge of Seller, no cost incurred by Seller pertaining to any Government Contract or Government Bid is the subject of an investigation or has been disallowed by a Governmental Authority; and (D) during the last four years, Seller has not made any voluntary disclosure to any Governmental Authority with respect to any material alleged irregularity, misstatement, or omission arising under or relating to any Government Contract or Government Bid.

(iii) Except as set forth in Schedule 4.11(d), with respect to each Government Contract and bid or proposal in response to a solicitation with respect to a Government Bid to which Seller is a party, there are, to the knowledge of Seller: (A) no outstanding claims against Seller, either by a Governmental Authority or any prime contractor, subcontractor, vendor, or other third party; and (B) no outstanding disputes between Seller, on the one hand, and any Governmental Authority, on the other hand. Except as disclosed in Schedule 4.11(d), to the knowledge of Seller, no event, condition, or omission has occurred that would constitute grounds for a claim or a dispute under clauses (A) or (B) of the immediately preceding sentence. Except as disclosed in Schedule 4.11(d), to the knowledge of Seller, Seller has no interest in any pending or potential claim under the Contract Disputes Act against any Governmental Authority of the U.S. government or any prime contractor, subcontractor, or vendor arising under or relating to any Government Contract or Government Bid.

(iv) Except as disclosed in Schedule 4.11(d), to the knowledge of Seller, none of Seller or any of its officers, employees, Affiliates, consultants, agents, or representatives is (or during the last four years has been) suspended or debarred from doing business with any Governmental Authority or is (or during the last four years was) the subject of a finding of noncompliance, non-responsibility, or ineligibility for contracting with any Governmental Authority. To the knowledge of Seller, no valid basis or specific circumstances exist that with the passage of time could reasonably be expected to result in the suspension or disbarment of Seller or any of its officers, employees, Affiliates, consultants, agents, or representatives from bidding on contracts or subcontracts for or with any Governmental Authority.

(v) With respect to all Government Contracts to which Seller is a party, to the extent applicable thereto and except as set forth in Schedule 4.11(d) (and further limited to the knowledge of Seller with respect to any period prior to March 6, 2000):

(A)	the rates and rate schedules submitted to any Governmental Authority of the U.S. government have been closed for all years prior to 1999;

(B)	Seller is in compliance in all material respects with all national security obligations, including those specified in the National Industry Security Program Operating Manual, DOD 5220.22-M (January 1995);

(C)	Seller has reached agreement with appropriate representatives of the Governmental Authority approving and closing all indirect costs charged to Government Contracts for each of the years in the period 1997-2001, and those years are closed;

(D)	Seller is not subject to any forward pricing rate agreements;

(E)	all of the product or service warranties and guarantees extended by Seller currently in effect are contained therein, there have not been any modifications to or deviations from such warranties and guarantees and no written claims, or claims threatened in writing, exist against Seller with respect to such warranties and guarantees;

(F)	all reports, documents, and notices required to be filed, maintained, or furnished with or to any Governmental Authority by Seller have been so filed, maintained or furnished and all such reports, documents, and notices were complete and correct in all material respects on the date filed or furnished;

(G)	Seller is not aware of any costs, in connection with any work-in-progress, with respect to which there is any reason to believe will not be covered by the current contract price;

(H)	Seller is in compliance with all aspects of the Foreign Corrupt Practices Act of 1977 and the Anti-Kickback Act and, to the knowledge of Seller, there is no basis for any claim to be brought against Seller under either the Foreign Corrupt Practices Act or the Anti-Kickback Act;

(I)	to the knowledge of Seller, Seller has never received a negative performance rating on any Government Contract; and

(J)	to the knowledge of Seller, within the five years preceding the Closing Date, Seller has not received any notice of deficiency from any Governmental Authority in any area of service or production.

(e) Set forth on Schedule 4.11(e) is a list of all release agreements, settlement agreements, or similar agreements entered into by Seller since December 31, 2002 and on or before the date of this Agreement with respect to a claim or claims, whether pursuant to a lease, other agreement, or otherwise. A copy of each such agreement has been provided to Purchaser.

4.12 Customers and Suppliers. Schedule 4.12 contains an accurate list of all customers of Seller from and after January 1, 2003, (b) identifies the Customers as of the date of this Agreement, and (3) identifies Seller’s top five customers for the interim period ended on the

Balance Sheet Date (the “Major Customers”). Such schedule shall be updated as Supplemental Schedule 4.12 to identify any additional Customers as of the Closing Date and provided to Purchaser on or before the Closing Date. Except as set forth in Schedule 4.12, (a) since December 31, 2003, no customer has canceled its purchases of any of Seller’s products or services or reduced its purchases thereof by 25% or more or (b) to the knowledge of Seller, none of the customers or suppliers of Seller (during the period of one year prior to the date of this Agreement) has communicated to Seller that it will cease to do business with Seller, has threatened in writing to cease to do business with Seller, or has communicated to Seller its intent to reduce its business with Seller by 25% or more. Seller is not required to provide any bonding or other financial security arrangements in any amount in connection with any transactions with any of its customers or suppliers.

4.13 Intellectual Property.

(a) Seller owns all right, title, and interest in (“Seller Owned Intellectual Property”), or, to the knowledge of Seller, has the right to use (“Seller Used Intellectual Property” and, together with the Seller Owned Intellectual Property, the “Seller Intellectual Property”), all Intellectual Property used in the conduct of the business of Seller as presently conducted. Neither Seller, nor, to the knowledge of Seller, any other person or entity, is in breach of or default under any license, contract, or legal requirement relating to the Seller Owned Intellectual Property or the Seller Used Intellectual Property. Each license of the Assigned Intellectual Property to which Seller is a party is now, and will be in the foreseeable future (through the termination date set forth therein), valid and in full force and effect.

(b) Set forth on Schedule 4.13(b) is a true and complete list of all copyrights (and any applications therefor), trademark registrations (and any applications therefor), and patents (and any applications therefor) constituting Seller Owned Intellectual Property. Seller has no knowledge of any material loss, cancellation, termination, or expiration of any such registration or patent except as set forth on Schedule 4.13(b). Seller has taken reasonable measures to protect all Seller Owned Intellectual Property. Except as set forth on Schedule 4.13(b), Seller has no knowledge of any infringement of any Seller Owned Intellectual Property by any third party. To the knowledge of Seller, the development, license, use, sale, distribution, modification, and other exploitation of the Seller Owned Intellectual Property has not infringed on or otherwise violated the rights of any other person or entity or constituted an unlawful disclosure, use, or misappropriation of the right or rights of any other person or entity.

(c) Seller possesses all right, title, and interest in and to all of the Seller Owned Intellectual Property, free and clear of any Encumbrances, other than Permitted Encumbrances, or other ownership interest of any other person or entity. Except as set forth in Schedule 4.13(c), Seller has not granted to any person or entity or obligated itself to grant to any person or entity any license, option, or other right in or with respect to any of the Seller Owned Intellectual Property, whether or not requiring payment to Seller. No person or entity has either asserted any rights in or offered to grant Seller a license or any other right of use with respect to the Seller Owned Intellectual Property. Seller has no obligation to compensate any person or entity for any development, license, use, sale, distribution, or modification of any of the Seller Owned Intellectual Property. None of the Seller Owned Intellectual Property was developed as part of the performance of any obligation for any person or entity other than Seller which would require the taking of any action, whether or not actually taken, in order for all rights to the Seller Owned Intellectual Property to become vested in or retained by Seller.

(d) The Seller Used Intellectual Property is listed in Schedule 4.13(d). Except as set forth in Schedule 4.13(d), Seller has obtained appropriate licensing rights to the Seller Used Intellectual Property and the use by Seller of the Seller Used Intellectual Property does not infringe the rights of the licensors of the Seller Used Intellectual Property.

(e) To the knowledge of Seller, Seller is not using any confidential information or trade secrets of any former employer of any past or present employees.

(f) To the knowledge of Seller, the business of Seller as conducted as of the date hereof, including the business of development, production, marketing, licensing, and sale of commercial products using Seller Intellectual Property and proprietary rights, does not infringe or violate any of the Intellectual Property of any other person, and Seller has not received any written or oral claim or notice of infringement or potential infringement of the intellectual property of any other person or entity.

(g) The Assigned Intellectual Property constitutes all of the Intellectual Property necessary to operate Seller’s business in the manner conducted as of the date of this Agreement.

4.14 Compliance with Laws. Except as set forth in Schedule 4.14, Seller has complied, and is and will be at the Closing Date in material compliance, with all Laws applicable to Seller or to the assets, properties and business of Seller, as such business is currently conducted, including the following Laws or all applicable Laws pertaining to:

(a) the sale, licensing, leasing, ownership, or management of Seller’s owned, leased, occupied, or licensed real or personal property, products, or technical data;

(b) employment or employment practices, terms, and conditions of employment or wages and hours;

(c) fire prevention, building standards, zoning, or other similar matters;

(d) the Export Administration Act and regulations promulgated thereunder or other Laws applicable to the export or re-export of controlled commodities or technical data;

(e) the Immigration Reform and Control Act; or

(f) the Americans with Disabilities Act.

provided, however, that this Section 4.14 shall not apply with respect to any Law to the extent Shareholder has provided a representation and warranty elsewhere in this Agreement as to full past and present compliance by Seller with such Law.

4.15 Permits.

(a) Schedule 4.15 contains an accurate list of all material Permits of Seller. Seller has made available to Axtive for examination all Permits and all applications for Permits.

(b) Seller has received all material Permits from and has made all filings with third parties, including Governmental Authorities, that are necessary to the conduct of its business as presently conducted. Such Permits are valid, and Seller has not received any written notice that any Governmental Authority intends to cancel, terminate, or not renew any such Permit. Seller has conducted and is conducting its business in compliance with the requirements, standards, criteria, and conditions set forth in such Permits, as well as the applicable orders, approvals, and variances related thereto.

(c) To Seller’s knowledge, the Assigned Permits are all the Permits that are required by Law for Seller’s business as currently conducted and the ownership of the Assets.

4.16 Environmental Matters. Except as set forth in Schedule 4.16, (a) Seller has complied with and is in compliance, in all material respects, with all Environmental, Health and Safety Laws, including Environmental, Health and Safety Laws relating to air, water, land, and the generation, storage, use, handling, transportation, treatment, or disposal of Hazardous Substances; (b) Seller has obtained and complied, in all material respects, with all necessary permits and other approvals necessary to treat, transport, store, dispose of, and otherwise handle Hazardous Substances and has reported, to the extent required by all Environmental, Health and Safety Laws, all past and present sites owned or operated by Seller where Hazardous Substances have been treated, stored, disposed of, or otherwise handled; (c) there have been no “releases” or threats of “releases” (as defined in any Environmental, Health and Safety Laws) at, from, in, or on any property owned or operated by Seller; (d) there is no on-site or off-site location to which Seller has transported or disposed of Hazardous Substances or arranged for the transportation or disposal of Hazardous Substances which is the subject of any federal, state, local, or foreign enforcement action or any other investigation which could lead to any claim against Seller, Purchaser, or Axtive for any clean-up cost, remedial work, damage to natural resources, or personal injury, including any claim under any Environmental, Health and Safety Law; and (e) Seller has no contingent liability in connection with any release or disposal of any Hazardous Substance into the environment. None of the past or present sites owned or operated by Seller or by Seller is currently or has ever been designated as a treatment, storage, and/or disposal facility, nor has any such facility ever applied for a Permit designating it as a treatment, storage, or disposal facility, under any Environmental, Health and Safety Law.

4.17 Employees.

(a) Except as set forth in Schedule 4.17(a), Seller has no employment contract or material consulting agreement currently in effect that is not terminable at will and if terminated would result in penalty or payment of compensation by Seller.

(b) Except as set forth in Schedule 4.17(b), Seller:

(i)	has not ever been and is not now experiencing a union organizing effort;

(ii)	is not subject to any collective bargaining agreement with respect to any of its employees;

(iii)	is not subject to any other contract, written or oral, with any trade or labor union or similar organization that acts as its employees’ exclusive bargaining representative; and

(iv)	to the knowledge of Seller, has no material current labor dispute, and Seller has no knowledge of any facts indicating that the consummation of the transactions provided for herein will have a Material Adverse Effect on its labor relations.

(c) To the knowledge of Seller, no employee of Seller is in material violation of any term of any employment contract, patent disclosure agreement, or noncompetition agreement or any other contract or agreement, or any restrictive covenant, relating to the right of any such employee to be employed by Seller or to use trade secrets or proprietary information of others. To the knowledge of Seller, the employment of any employee of Seller does not of itself subject Seller to any liability to any third party.

(d) Except as set forth in Schedule 4.17(d), Seller is not a party to any:

(i)	agreement with any executive officer or other key employee of Seller

(A)	the benefits of which are contingent, or the terms of which are materially altered, upon the occurrence of a transaction involving Seller in the nature of any of the transactions contemplated by this Agreement, or any other business combination transaction;

(B)	providing any term of employment or compensation guarantee; or

(C)	providing severance benefits or other benefits after the termination of employment of such employee regardless of the reason for such termination of employment; or

(ii) agreement or plan, including any stock option plan, stock appreciation rights plan, or stock purchase plan, any of the benefits of which will be materially increased, or the vesting of benefits of which will be materially accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement.

(e) A list of all employees, officers, and development consultants of Seller and their current compensation and benefits or related agreements (including base salary, incentive compensation, and commissions) as of the date of this Agreement is set forth on Schedule 4.17(e), and Seller has no knowledge that any of its key employees (each of whom is listed on Schedule 4.17(e)) intends to leave the employ of Seller.

(f) Except as set forth in Schedule 4.17(f), as of the Closing Date, there are no outstanding payment obligations due to any employee of Seller, or any claims outstanding by any employee, for accrued and unpaid wages, salaries, bonuses, pensions, severance pay, or other benefits.

(g) To the knowledge of Seller, no person or entity that was engaged by Seller or an ERISA Affiliate as an independent contractor or in any other non-employee capacity can or will be characterized or deemed to be an employee of Seller or an ERISA Affiliate under applicable Laws for any purpose whatsoever including for purposes of federal, state, and local income taxation, workers’ compensation and unemployment insurance and eligibility for the Employee Plans.

4.18 Employee Benefit Matters. Except as disclosed in Schedule 4.18:

(a) Set forth in Schedule 4.18 is a true, complete, and correct list of all Employee Plans. All the Employee Plans are being, and have been, maintained, operated. and administered in accordance with their respective terms and in compliance with all applicable laws.

(b) Neither Seller nor an ERISA Affiliate has within the past six years had an obligation to contribute to a “defined benefit plan” as defined in Section 3(35) of ERISA, a pension plan subject to the minimum funding standards of Section 302 of ERISA or Section 412 of the Code, or a “multiemployer plan” as defined in Section 3(37) of ERISA. No other trade or business is, or, at any time within the past six years, has been treated, together with Seller or an ERISA Affiliate, as a single employer under Section 414 of the Code or Section 4001 of ERISA.

(c) Neither Seller nor any ERISA Affiliate has any current or future obligation or liability with respect to an Employee Plan pursuant to the provisions of a collective bargaining agreement.

(d) Purchaser will incur no liability, cost, or expense arising from, or with respect to, any Employee Plan or any other similar plan or arrangement maintained, or contributed to, by Seller or any ERISA Affiliate.

4.19 Taxes. Except as disclosed in Schedule 4.19:

(a) Tax Returns. Seller has timely filed all requisite federal, state, local, foreign, and other Tax Returns for all taxable periods ended on or before the Closing (or the due date for filing, with any applicable extensions, has not yet run). All such Tax Returns are true, correct, and complete in all material respects and did not contain a disclosure statement under Section 6662 of the Code (or any predecessor provision or comparable provision of state, local or foreign law). Seller has not filed, nor is it required to have filed, a disclosure schedule pursuant to Section 1.6011-4T of the Treasury Regulations. Except for extensions to file Tax Returns requested in the ordinary course of business, no agreements, waivers or other arrangements exist providing for an extension of time or statutory periods of limitation with respect to any claim for, payment by, or assessment against, Seller of any Tax and no request for any such arrangements, waivers or other agreements have been made. Furthermore, no unrevoked power of attorney with respect to any Tax has been executed or filed with any Taxing Authority.

(b) Payment of Taxes. Except as set forth in Schedule 4.19(b), Seller has timely paid in full or has made adequate provision in the Financial Statements for the payment of all Taxes for which Seller is or may become liable for payment, insofar as such Taxes are, were or will be due and payable with respect to taxable periods ending on or prior to the Closing Date, or, in the case of taxable periods beginning before the Closing Date and ending after the Closing Date, with respect to the pro rata portions of such periods up to and including the Closing Date. Except as set forth in Schedule 4.19(b), Seller has duly withheld and paid or remitted all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder, or other person or entity that required withholding under any applicable Law, including any amounts required to be withheld or collected with respect to social security, unemployment compensation, sales or use taxes, or workers’ compensation.

(c) Proceedings. Seller is not the subject of, nor has it been notified in writing, or otherwise to the knowledge of Seller and Shareholder, that it is the subject of, any action, suit or proceeding against Seller in respect of any Tax, or any examination, investigation, assessment, adjustment, audit, or other proceeding proposing any deficiency in respect of any Tax, and, to the knowledge of Seller and Shareholder, none of the foregoing has been threatened. All Tax deficiencies assessed against Seller as a result of any examination of Tax Returns of Seller have been paid or are being contested in good faith as disclosed on Schedule 4.19(c). There are no Tax liens as of the date hereof upon any of the assets or properties of Seller, except for statutory liens for Taxes not yet due or delinquent. There are no requests for ruling in respect of any Tax pending between Seller and any Taxing Authority.

(d) Provisions and Reserves. Seller has made adequate provisions on the Financial Statements for all Taxes payable by Seller for any period for which no Tax Return has yet been filed or for which Tax Returns have been filed but payment of the Tax shown to be due thereon is not yet due, including all Taxes that Seller is obligated to withhold from amounts paid or payable to or benefits conferred upon employees, creditors, and third parties. Furthermore, adequate reserves have been maintained to pay such Taxes as they are due. The unpaid Taxes of Seller will not exceed the provisions on the Seller Financial Statements for Taxes as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of Seller in filing its Tax Returns.

(e) Foreign Persons. Seller is not a “foreign person” as that term is used in Section 1.1445-2 of the Treasury Regulations, and Seller is not a United States Real Property Holding Corporation (a “USRPHC”) within the meaning of Section 897 of the Code and was not a USRPHC on any “determination date” (as defined in Section 1.897-2(c) of the Treasury Regulations) that occurred in the five-year period preceding the Closing Date. Seller has not made any payments, is not obligated to make any payments, and is not a party to any agreement that under any circumstances could obligate it to make payments, in each case that would, separately or in the aggregate, constitute “excess parachute payments” under Section 280G of the Code. Seller has not filed a consent under Section 341(f) of the Code concerning collapsible corporations.

(f) Consolidated Group. Other than the affiliated group of which Shareholder is the common parent, Seller has not been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code, or a member of a combined, consolidated, or unitary group for state, local, or foreign Tax purposes. Seller has no liability for Taxes under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local, or foreign law) as a member of any consolidated, combined, or unitary group. Seller has not distributed stock of another entity, nor has it had its stock distributed by another entity, in a transaction that purported to or was intended to be governed in whole or in part by Section 355 or Section 361 of the Code. No claim has been made by any Governmental Authority in any jurisdiction where Seller does not file Tax Returns that it is or may be subject to Tax by that jurisdiction. Seller has not been a personal holding company under Section 542 of the Code.

(g) Accounting Method. Seller currently utilizes the accrual method of accounting for income Tax purposes. Such method of accounting has not changed in the past four years. Seller will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date under Section 481(c) of the Code (or any corresponding or similar provision of state, local, or foreign income Tax Law), (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or foreign income Tax Law) executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition made on or prior to the Closing Date, or (iv) prepaid amount received on or prior to the Closing Date.

(h) Other. Seller is not a party to, nor has any obligations under, any Tax allocation, sharing, or similar agreement and is not otherwise liable or obligated to indemnify any person or entity with respect to any Taxes.

(i) Records. Seller has previously provided true, correct, and complete copies of the following items to Purchaser: (i) the federal, state, foreign, and local Tax Returns of Seller for the last four fiscal years; (ii) Tax examinations; (iii) extensions of statutory limitations; (iv) all ruling requests, private letter rulings, revenue agent reports, information document requests and responses thereto, notices of proposed deficiencies, deficiency notices, applications for changes in method of accounting, protests, petitions, closing agreements, settlement agreements, and any similar documents submitted by, received by, or agreed to by, or on behalf of, Seller for the last four fiscal years; and (v) all record retention agreements currently in effect between Seller and any Taxing Authority.

4.20 Insurance. Copies of all insurance policies of Seller for the current policy year, all of which are in full force and effect, have been made available to Axtive or its counsel. Except as set forth in Schedule 4.20, Seller has no knowledge that any such insurance policy will not be renewed in the normal course by any insurer thereunder. Schedule 4.20 sets forth an accurate list of all claims or losses valued within the last 90 days provided by each applicable insurance company showing all workers’ compensation, property, marine, inland marine, fidelity, aviation, liability, auto, or other insurance claims relating to any event or occurrence that took place or was discovered at any time during the past two policy years. Schedule 4.20 contains the following information with respect to all insurance policies carried by Seller for each of the last five policy years: (i) insurer; (ii) type of policy; (iii) coverage period; and (iv) policy limits and deductibles, self-insured retentions, or retrospective loss limits. Except as set forth in Schedule 4.20, none of such policies are “claims made” policies. Any open claims as of the Closing Date are recoverable under such policies, except to the extent of any applicable deductible or loss retention as set forth on Schedule 4.20. Seller or Shareholder has provided Purchaser with the insurance requirements for all material current contracts with Seller’s customers. If Seller or an Affiliate provides (or has provided) self-funded coverage for Seller’s employees’ health, medical, or dental claims, Schedule 4.20 sets forth the aggregate dollar amount of claims paid by Seller or such Affiliate with respect to such coverage for each month in the two-year period prior to the date of this Agreement.

4.21 WARN Compliance. Since the Balance Sheet Date, Seller has not incurred any liability or obligation under the Worker Adjustment and Retraining Notification Act (the “WARN Act”) or similar state Laws. Seller has not (a) closed any facilities or discontinued any operating unit with 50 or more workers; (b) laid off or terminated 33% or more of the total workforce at any single site of employment, or (c) laid off or terminated 500 or more workers at a single site of employment during the 90-day period preceding the Closing Date. Further, Seller is fully and solely responsible for any WARN Act liability or notice requirements relating to any events occurring prior to and through the Closing Date.

4.22 Absence of Certain Changes. Since the Balance Sheet Date, except as set forth in Schedule 4.22, or as otherwise contemplated by this Agreement or the Seller Ancillary Agreements, there has not been with respect to Seller:

(a) any change in the financial condition, properties, assets, liabilities business, results of operations, or prospects of Seller, which change by itself or in conjunction with all other such changes, whether or not arising in the ordinary course of business, has had or can reasonably be expected to have a Material Adverse Effect;

(b) except for the Asset Purchase and this Agreement, any purchase or sale or other disposition, or any agreement or other arrangement for the purchase, sale, or other disposition, of any of the properties or assets of Seller other than in the ordinary course of business;

(c) any material Encumbrance placed on any of the properties of Seller;

(d) any material obligation or liability incurred by Seller other than in the ordinary course of business;

(e) any contingent liability incurred by Seller as guarantor or surety with respect to the obligations of others;

(f) any damage, destruction, or loss, whether or not covered by insurance, materially and adversely affecting the properties, assets, or business, as currently conducted, of Seller;

(g) any material labor dispute or claim of material unfair labor practices, any change in the compensation payable or to become payable to any officers, employees, or agents of Seller earning compensation at an anticipated annual rate in excess of $25,000, or any bonus payment or arrangement made to or with any of such officers, employees, or agents; or any change in the compensation payable or to become payable to any of the other officers, employees, or agents of Seller other than normal annual compensation increases in accordance with past practices or any bonus payment or arrangement made to or with any of such other officers, employees or agents other than normal bonuses or other arrangements made in accordance with past practices;

(h) any material change with respect to the management, supervisory, development, or other key personnel of Seller;

(i) any cancellation, or agreement to cancel, any indebtedness or other obligation owing to Seller or any payment or discharge of a material lien or liability of Seller;

(j) any waiver of any material rights or claims of Seller;

(k) any material breach, amendment, or termination of any material contract, agreement, Permit, or other right to which Seller is a party or any of its property is subject;

(l) any change in the authorized capital stock of Seller or in its outstanding securities or any change in Shareholder’s ownership interests in Seller or any grant of any options, warrants, calls, conversion rights, or commitments;

(m) any obligation, or material liability incurred by Seller to any of its officers, directors or shareholders, or any loans or advances made to any of its officers, directors, shareholders, or Affiliates, except normal compensation and expense allowances payable to officers; or

(n) any other material transaction by Seller outside the ordinary course of business.

4.23 Corporate Documents. Seller has made available to Axtive for examination all documents and information with respect to Seller reasonably requested by Axtive or its legal counsel or accountants.

4.24 Certain Transactions and Agreements. Except as set forth in Schedule 4.24, no shareholder, officer or director of Seller, or a member of any officer’s or director’s immediate family:

(a) has any direct or indirect ownership or financial interest in, or is a director, officer, employee, or Affiliate of, any corporation, firm, association, or business organization that is a client, supplier, customer, lessor, lessee of Seller or that engages in a Competitive Business with Seller (except with respect to any interest in less than 1% of the outstanding voting shares of any corporation the stock of which is publicly traded on a national securities exchange, the Nasdaq Stock Market or over the counter);

(b) is directly or indirectly interested in any material contract or informal arrangement with Seller, except for compensation for services as an officer, director, or employee of Seller and except for the normal rights of a shareholder;

(c) has any interest in any property, real or personal, tangible or intangible, including inventions or any Seller Intellectual Property, used in the business of Seller, except for the normal rights of a shareholder; or

(d) has any outstanding and unpaid debt obligations due and owing from or to Seller.

4.25 Absence of Certain Business Practices. Neither Seller nor any of its Affiliates has given or offered to give anything of value to any governmental official, political party, or candidate for government office that was illegal to give or offer to give nor has it otherwise taken any action which would constitute a violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar Law.

4.26 Bank Accounts and Powers of Attorney. Schedule 4.26 sets forth each bank, savings institution, and other financial institution with which Seller has an account or safe deposit box and the names of all persons authorized to draw thereon or to have access thereto. Each person holding a power of attorney or similar grant of authority on behalf of Seller is identified on Schedule 4.26. Except as disclosed on Schedule 4.26, Seller has not given any revocable or irrevocable powers of attorney to any person, firm, corporation, or organization relating to its business for any purpose whatsoever.

4.27 No Brokers. Except as disclosed in Schedule 4.27, Seller is not obligated for the payment of fees or expenses of any investment banker, broker, or finder in connection with the origin, negotiation, or execution of this Agreement or in connection with any transaction contemplated hereby.

4.28 Advisability of Obtaining Separate Counsel. Each of Seller and Shareholder hereby acknowledges that Axtive has advised and encouraged them to obtain separate counsel to review this Agreement and to represent Seller and Shareholder in the negotiating and closing of this Agreement and the related transactions, and further each of Seller and Shareholder represent and warrant that the decision whether to obtain such legal counsel has been made independently and in the exercise of each such party’s discretion.

4.29 No Implied Representations. Notwithstanding anything to the contrary contained in this Agreement, it is the express understanding of Seller and Shareholder that Axtive and Purchaser are not making any representation or warranty whatsoever, express or implied, other than those representations and warranties of Axtive and Purchaser expressly set forth in this Agreement.

4.30 Disclosure. Shareholder and Seller have fully provided Axtive or its representatives with all the information that Axtive has requested in analyzing whether to consummate the Asset Purchase and the other transactions described in this Agreement. The representations and warranties of Shareholder in this Agreement, and the schedules thereto delivered to Axtive do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF AXTIVE AND PURCHASER

Axtive and Purchaser, jointly and severally, represent and warrant to Seller as follows:

5.1 Organization and Good Standing. Axtive is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the State of Texas. Each of Axtive and Purchaser has the requisite corporate power and authority to own, operate and lease its properties and to carry on its business as now conducted and as proposed to be conducted. Each of Axtive and Purchaser is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction in which the ownership of its properties, the employment of its personnel or the conduct of its business requires it to be so qualified, except where the failure to so qualify would not have a material adverse effect on Axtive, its assets, properties, or financial condition taken as a whole.

5.2 Power, Authorization, and Validity.

(a) Each of Axtive and Purchaser has the requisite corporate right, power, legal capacity, and authority to enter into and perform its obligations under this Agreement and all agreements to which it is or will be a party as contemplated by this Agreement (the “Axtive Ancillary Agreements”). The execution, delivery, and performance of this Agreement and the Axtive Ancillary Agreements by Axtive and Purchaser have been duly and validly approved by the boards of directors of Axtive and Purchaser and by Axtive, as the sole shareholder of Purchaser, as required by applicable Law. No additional corporate proceedings on the part of Purchaser or Axtive are necessary to authorize the execution and delivery of this Agreement and the Axtive Ancillary Agreements and the consummation by Purchaser and Axtive of the transactions contemplated hereby and thereby.

(b) No filing, authorization, approval, or consent, governmental or otherwise, is necessary to enable Axtive and Purchaser to enter into, and to perform their obligations under, this Agreement and the Axtive Ancillary Agreements.

(c) This Agreement has been duly and validly executed and delivered by Axtive and Purchaser. Assuming the due authorization, execution, and delivery thereof by Seller and Shareholder, this Agreement constitutes, and the Axtive Ancillary Agreements, when executed and delivered by Axtive and/or Purchaser will constitute, valid and binding obligations of Axtive and Purchaser, as the case may be, enforceable against each of them in accordance with their respective terms, except as to the effect, if any, of:

(i) applicable bankruptcy, insolvency, reorganization, moratorium, or other similar Laws affecting the rights of creditors generally;

(ii) rules of Law governing specific performance, injunctive relief, and other equitable remedies; and

(iii) any rights to indemnification being limited under applicable securities Laws;

provided, however, that the Axtive Ancillary Agreements will not be effective until the earlier of the date set forth therein or the Closing Date.

5.3 No Violation of Existing Agreements.

(a) Neither the execution and delivery of this Agreement or any Axtive Ancillary Agreement by Axtive or Purchaser, nor the consummation of the transactions provided for herein or therein, will conflict with, will result in a termination or right of termination, breach, default, violation, acceleration of performance, or right of acceleration of performance of:

(i) any provision of the Certificate or Articles of Incorporation or Bylaws of either of Axtive or Purchaser, as currently in effect;

(ii) any material instrument or contract to which Axtive or Purchaser is a party or by which Axtive or any of its properties or assets may be bound or affected; or

(iii) any Laws applicable to Axtive or Purchaser or any of the properties or assets of Axtive or Purchaser and that would have a material adverse effect on the properties, assets or business of either.

(b) The consummation of the Asset Purchase and the transactions contemplated hereby by Axtive and Purchaser will not require the consent of any third party.

5.4 SEC Filings. Axtive has filed with the SEC all material forms, statements, reports, and documents required to be filed by it prior to the date hereof under each of the Securities Act and the Exchange Act, and the respective rules and regulations thereunder (the “SEC Filings”), (a) all of which, as amended, if applicable, complied when filed in all material respects with all applicable requirements of the appropriate Act and the rules and regulations thereunder, and (b) none of which, as amended, if applicable, contains any untrue statement of material fact or omits to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made and at the time they were made, not misleading.

5.5 Disclosure. Axtive and Purchaser have fully provided Shareholder or its representatives with all the information that Shareholder has requested in analyzing whether to consummate the Asset Purchase and the other transactions described in this Agreement, including documents approved by Axtive’s Board of Directors with respect to the Acquisition Financing. The representations and warranties of Axtive and Purchaser in this Agreement and the schedules thereto delivered to Seller or Shareholder do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

5.6 No Implied Representations. Notwithstanding anything to the contrary contained in this Agreement, it is the express understanding of Axtive and Purchaser that Seller and Shareholder are not making any representation or warranty whatsoever, express or implied, other than those representations and warranties of Seller and Shareholder expressly set forth in this Agreement.

5.7 No Brokers. Neither Axtive nor Purchaser is obligated for the payment of fees or expenses of any investment banker, broker, or finder in connection with the origin, negotiation, or execution of this Agreement or in connection with any transaction contemplated hereby.

5.8 Capitalization.

(a) Authorized/Outstanding Capital Stock. The authorized capital stock of Axtive consists solely of (i) 200,000,000 shares of Axtive Common Stock of which 49,392,743 shares are issued and outstanding as of the date of this Agreement and 76,807 shares are held as treasury stock, and (ii) 5,000,000 shares of preferred stock, $0.01 par value per shares, of which no shares are issued and outstanding as of the date of this Agreement.

(b) Options; Rights. Except as set forth in Schedule 5.8, there are none of the following applicable to any of Axtive’s outstanding securities: (i) stock appreciation rights, options, warrants, conversion privileges, or preemptive or other rights or agreements of any kind outstanding to purchase or otherwise acquire any of Axtive’s authorized but unissued capital stock; (ii) options, warrants, conversion privileges, or preemptive or other rights or agreements outstanding to which Purchaser or Axtive is a party involving the purchase or other acquisition of any share of Axtive’s capital stock; (iii) liabilities for dividends accrued but unpaid; or (iv) voting agreements, rights of first refusal or other restrictions (other than normal restrictions on transfer under applicable federal and state securities Laws).

(c) The shares of Axtive Common Stock constituting the Stock Consideration shall be, upon issuance, validly issued, fully paid, and non-assessable.

(d) The Axtive Common Stock is publicly traded, and Axtive has no current plans to go private or otherwise take steps that would result in a trading market for the Axtive Common Stock to cease to exist.

5.9 No Material Adverse Changes. Since September 30, 2004, except as set forth in the SEC Filings, there has not been any change with respect to Axtive that could reasonably be expected to have a material adverse effect on Axtive, its assets, properties, or financial condition.

5.10 Industry Experience. Axtive acknowledges that it has experience in the staffing industry and is fully aware of the inherent risks and volatility of the staffing industry.

5.11 Financial Ability. Assuming consummation of the Asset Purchase and the Acquisition Financing, Axtive and Purchaser have the financial ability to pay all of the Assumed Liabilities (as and when they shall become due and payable) and to perform all of Purchaser’s obligations under the Assumed Contracts.

ARTICLE VI

CERTAIN COVENANTS

6.1 Access. Prior to the Closing, Seller shall provide or make available to Purchaser and Axtive and their respective representatives such additional information concerning Seller’s business and the Assets as Purchaser or Axtive reasonably request. Seller shall give Purchaser, Axtive, and their respective representatives reasonable access during normal business hours, or otherwise as mutually agreeable, to all of the facilities, books, and records of Seller, and Seller shall use commercially reasonable efforts to make its officers and employees (including all technical employees) available during normal business hours, or otherwise as mutually agreeable, to Purchaser as Purchaser or Axtive shall from time to time reasonably request. In addition, from the date of this Agreement until the Closing Date, Axtive shall provide Shareholder and its representatives with (a) any additional documents approved by Axtive’s Board of Directors with respect to the Acquisition Financing after the date of this Agreement and (b) pro forma capitalization tables reflecting the fully diluted equity capitalization of Axtive as of the Closing after giving effect to the Asset Purchase, the Acquisition Financing, and any Preferred Purchase.

6.2 Conduct of Business. From the date of this Agreement through the Closing Date, except as otherwise specifically set forth in this Agreement or disclosed in Schedule 6.2, or with the prior written consent of Purchaser, Seller shall:

(a) conduct Seller’s business in the ordinary and usual course of business and consistent with past practice;

(b) use commercially reasonable efforts to maintain Seller’s business intact and to preserve for Purchaser Seller’s goodwill and business relationships with customers, suppliers, and others having business relationships with Seller;

(c) not make any material change in the policies affecting Seller’s business;

(d) not sell, pledge, lease, exchange, dispose of, or encumber any assets of Seller;

(e) not amend, modify, or terminate any Assumed Contract or Excluded Contract, except for purchase orders amended, modified, or terminated in the ordinary and usual course of business;

(f) not settle or compromise any claims that are Assets or Assumed Liabilities;

(g) not make any material change in any financial reporting or accounting method of Seller’s business;

(h) not enter into or amend any employment, severance, special pay arrangement with respect to termination of employment, or other similar arrangements or agreements with any Seller employee;

(i) except for normal increases in the ordinary and usual course of business consistent with past practice that, in the aggregate, not materially increase benefits or compensation expenses of Seller, not increase the compensation of any Seller employee or pay any benefit or amount not required by a plan or arrangement as in effect on the Closing Date to any such person; or

(j) not authorize any of the foregoing or enter into any contract, agreement, binding commitment, or arrangement to do any of the foregoing.

6.3 Schedules.

(a) Following the date of this Agreement (except as otherwise provided herein), Seller and Shareholder shall promptly deliver to Purchaser the Schedules set forth herein, each of which shall speak as of the date of this Agreement (unless the underlying provision expressly sets forth a different date). Prior to Closing, Seller and Shareholder shall deliver to Purchaser such Supplemental Schedules as set forth in ARTICLE IV and a list of material additions to and changes from the Schedules originally delivered by Seller pursuant to this Agreement, if any. Such delivery shall not affect the accuracy of the representations and warranties of Seller as of the date hereof, except for representations and warranties that speak as a later date.

(b) Following the date of this Agreement, Purchaser and Axtive shall promptly deliver to Seller Schedule 5.8, which shall speak as of the date of this Agreement.

(c) Purchaser and Axtive shall deliver Schedule 6.14 to Seller on the date of this Agreement.

(d) Prior to Closing, Seller and Purchaser shall mutually agree on and deliver to each other Schedule 3.6.

6.4 Further Actions; Future Cooperation; and Tax Matters

(a) Following the Closing, each of the parties hereto shall, at its own expense, execute and deliver such further documents and other papers and take such further actions as may be reasonably required or requested by the other party to carry out the provisions of this Agreement and Ancillary Agreements, to give effect to the transactions contemplated by this Agreement and the Ancillary Agreements and to assign any Assets and any Assumed Contracts to Purchaser and take all such actions as may be necessary to affect such assignments.

(b) Seller will cooperate and use its commercially reasonable efforts to have the present officers, directors, and employees of Seller cooperate with Purchaser at and after the Closing in furnishing information, evidence, testimony, and other assistance in connection with any actions, proceedings, arrangements, or disputes of any nature with respect to matters pertaining to all periods prior to the Closing. Purchaser will provide Seller with access to such of Seller’s books and records as may be reasonably requested by Seller in connection with Tax or other matters relating to periods prior to the Closing. Seller shall provide Purchaser with access to such of Seller’s books and records not included in the Assets as reasonably requested by Purchaser in connection with Tax or other matters related to Seller’s business for periods prior to the Closing. The party requesting cooperation, information, or actions under this Section 6.4(b) shall reimburse the other party for all reasonable out-of-pocket costs and expenses paid or incurred in connection therewith, which costs and expenses shall not, however, include per diem charges for employees or allocations of overhead charges.

6.5 Confidentiality of Agreement; Public Announcements. Except as provided in this Section 6.5, Seller, Shareholder, Purchaser, and Axtive agree that this Agreement (including the terms and provisions hereof), the transactions contemplated hereby and the Ancillary Agreements (including the terms and provisions thereof) shall be held in confidence and not disclosed to any third party, except to the extent disclosure or delivery of an Ancillary Agreement to a third party may be reasonably required in order to obtain the consent to or evidence the transfer of any Asset or the assumption of any Assumed Liability. Seller and Purchaser each shall not, nor shall they permit any of their respective Affiliates to, without prior consultation with the other party and such other party’s review of and written consent to any public announcement or other disclosure to a third party concerning the transactions contemplated hereby, issue any press release, make any public announcement or make any other disclosure with respect to the transactions contemplated hereby except such disclosures as may be required by applicable Law. Seller and Purchaser shall, to the extent practicable, allow the other party reasonable time to review and comment on any such required release, announcement, or disclosure in advance of its issuance and use commercially reasonable efforts in good faith to reflect the reasonable and good faith comments of such other party, provided, however, that no party shall be prevented from making any disclosure required by applicable Law at the time so required.

6.6 Non-Disclosure of Seller Proprietary Information.

(a) Seller and Shareholder, by virtue of their involvement with and ownership interest in Seller, each recognize and acknowledge that it had and may continue to have access to confidential, proprietary, and highly sensitive information relating to the business of Seller, which are valuable, special, and unique assets of Seller (the “Seller Proprietary Information”). The Seller Proprietary Information includes information pertaining to:

(i) the identities of customers and clients with which or whom Seller does or seeks to do business, as well as the point of contact persons and decision-makers at these customers and clients, including their names, addresses, e-mail addresses, and positions;

(ii) the past or present purchasing history and the past and/or current job requirements of each past and/or existing customer and client;

(iii) the volume of business and the nature of the business relationship between Seller and its customers and clients;

(iv) the business plans and strategy of Seller, including customer or client assignments and rearrangements, sales and administrative staff expansions, marketing and sales plans and strategy, proposed adjustments in compensation of sales personnel, revenue, expense and profit projections, industry analyses, and any proposed or actual implemented technology changes;

(v) information regarding the employees and independent contractors of Seller, including their identities, skills, talents, knowledge, experience, and compensation;

(vi) the financial results and business condition of Seller;

(vii) computer programs and software developed by Seller and tailored to its needs by its employees, independent contractors, consultants, or vendors;

(viii) information relating to Seller’s engineers, designers, contractors, or persons likely to become engineers, designers, or contractors;

(ix) any past, present or future merchandise or supply sources of Seller; and

(x) system designs, procedure manuals, automated data programs, reports, and personnel procedures of Seller.

(b) Notwithstanding the foregoing, “Seller Proprietary Information” does not include the following:

(i) information that has become publicly known through no wrongful act of the receiving party;

(ii) information that has been rightfully received from a third party authorized by the party that is the owner, creator, or compiler thereof to make such disclosure without restriction;

(iii) information that has been approved or released by written authorization of the party that is the owner, creator, or compiler thereof; or

(iv) information that is being or has been disclosed pursuant to a valid court order after a reasonable attempt has been made to notify the party that is the owner, creator, or compiler thereof.

(c) In light of the foregoing, and as a material inducement to Purchaser and Axtive to enter into this Agreement and consummate the Asset Purchase, each of Seller and Shareholder hereby agree that for a period of two years and one day after the Closing Date (such time period to be referred to hereafter as the “Post-Closing Period”) it will not use, publish, disclose, or divulge, directly or indirectly, at any time, any Seller Proprietary Information for its own benefit or for the benefit of any person, entity, or corporation other than Seller, to any person who is not then a current employee of the Purchaser, without the express, written consent of Axtive, unless such disclosure is required by Law, provided, that prior to disclosing any Seller Proprietary Information pursuant to this clause, Seller or Shareholder, as the case may be, shall, to the extent possible, give prior written notice to Purchaser and Axtive and provide Purchaser and Axtive the opportunity to contest such disclosure. To the extent that Seller or Shareholder has obligations similar to those outlined in this Section 6.6 in any other agreement with Purchaser and/or Axtive, then the terms of this Section 6.6 shall control to the extent Section 6.6 provides for a broader scope and/or longer duration of such obligations.

(d) Because of the difficulty of measuring economic losses as a result of the breach of the covenants in Section 6.6(c), because a breach of such covenants would diminish the value of the assets and business of Seller being sold pursuant to this Agreement, and because of the immediate and irreparable damage that would be caused for which Purchaser or Axtive would have no other adequate remedy, Seller and Shareholder agree that the covenants in Section 6.6(c) may be enforced against them by injunctions, restraining orders, and other equitable actions. Nothing herein shall be construed as prohibiting Purchaser or Axtive from pursuing any other available remedy for such breach or threatened breach, including the recovery of damages.

Nothing in this Section 6.6 is intended to prevent Seller or Shareholder from conducting any business that is not a Competitive Business. In the event of a conflict or inconsistency between this Section 6.6 and ARTICLE VIII, ARTICLE VIII shall control.

6.7 Responsibility for COBRA Continuation Health Coverage for Division Employees. If, immediately prior to the Closing, Seller maintains a health plan (or Shareholder maintains a health plan that is applicable to Seller’s employees) that is subject to continuation health coverage requirements (“Continuation Coverage”) under Section 4980B of the Code and Section 601 et seq. of ERISA (“COBRA”) or other applicable Law, Seller (or Shareholder) shall either maintain such health plan or otherwise provide Continuation Coverage under COBRA or such other applicable Law for the benefit of (a) all former employees of Seller and their eligible dependents who are receiving Continuation Coverage at the time of the Closing and (b) all Seller employees and their eligible dependents who elect Continuation Coverage as the result of termination of employment with Seller upon consummation of the transactions contemplated hereby (such individuals referred to in (a) and (b) collectively referred to as “Covered Persons”). If Seller or Shareholder, as the case may be, is unable or fails to maintain its health plan or otherwise provide Continuation Coverage for any Covered Person and, as a result, Purchaser is required under COBRA or other applicable Law to provide Continuation Coverage for such Covered Person, Seller and Shareholder, jointly and severally, shall reimburse and fully indemnify Purchaser for all Losses incurred, directly or indirectly, by Purchaser as a result of Seller’s failure to provide Continuation Coverage.

6.8 Employees.

(a) Seller shall discharge all of its obligations and liabilities to any Seller employee under any and all pay and compensation practices, and under all of the Employee Plans and under any employment agreements or terms and conditions of employment, except for such employee-related liabilities or obligations expressly set forth in Schedule 2.3. Seller shall be responsible for and shall pay all severance costs, if any, in respect of Seller employees severed on or prior to the Closing Date.

(b) Purchaser shall offer employment to each of Seller’s employees on terms and conditions satisfactory to Purchaser in its sole discretion. Purchaser shall neither assume, nor be obligated with respect to, any employee benefit plan or any policy, procedure, or practice, including payroll practices, which are or have been maintained by Seller prior to the date of Closing with respect to Seller’s employees.

(c) Seller and Shareholder will use all commercially reasonable efforts to cause all present employees of Seller to execute Axtive’s forms of assignments of copyright and other intellectual property rights, noncompetition and trade secret agreements and confidentiality agreements.

(d) Purchaser shall not assume or continue any Employee Plan or have any responsibility or liability whatsoever with respect to any Employee Plan.

6.9 Consents. Seller shall obtain the Seller Required Consents on or prior to the Closing; provided, however, that the failure to obtain any Seller Required Consent prior to the Closing shall not constitute a waiver by Purchaser of Seller’s obligations as set forth in this Section. Seller acknowledges and agrees that the disclosure of the Seller Required Consents with respect to Major Customers in Schedule 4.5(b) or any waiver of the delivery of any such Seller Required Consent on or before the Closing does not relieve Seller of any liability or obligation to

Purchaser, including under this Section, with respect to the failure to obtain any such Seller Required Consents. With respect to any Seller Required Consent, other than with respect to a Major Customer, the delivery of which on or before the Closing is waived by Purchaser, Seller and Shareholder shall use their commercially reasonable efforts from and after the Closing to deliver such Seller Required Consents to Purchaser or Axtive, but Seller and Shareholder shall have no liability to Purchaser, including under this Section, if such Seller Required Consents are not obtained, provided that Seller and Shareholder have used commercially reasonable efforts. With respect to any real property lease with a Seller Required Consent, Seller shall use its commercially reasonable efforts to obtain such Seller Required Consent in a form of Assignment and Assumption of Lease mutually agreed upon by Purchaser and Seller, but Seller and Shareholder shall have no liability to Purchaser, including under this Section, if such Seller Required Consents are not obtained, provided that Seller and Shareholder have used commercially reasonable efforts.

6.10 Name Change. Not later than the next Business Day after the Closing Date, Seller shall cause Articles of Amendment to its Articles of Incorporation to be filed with the Secretary of State of the State of Texas to change its name that does not include the word “Datatek” or a word that is deceptively similar thereto.

6.11 Post-Closing Audit. Promptly after the Closing, Axtive shall engage KBA to perform (a) an audit (the “Post-Closing Audit”) of the Year-End Financial Statements and (b) a review of the Interim Financial Statements (the “Post-Closing Review”). Seller and Shareholder agree to use their respective best efforts to cooperate fully with KBA in connection with the Post-Closing Audit and the Post-Closing Review, including causing Shareholder’s previous and current independent auditors to cooperate fully with KBA and provide KBA with access to their respective workpapers relating to Seller.

6.12 Web Site. Within 10 Business Days following the Closing Date, Shareholder shall remove from the DCRI Web Site all references to “Datatek” and Seller’s business.

6.13 Acquisition Proposals. From the date Axtive has obtained a firm financing commitment or commitments, reasonably satisfactory to Axtive and Shareholder, for Acquisition Financing of at least $6.0 million until the earlier to occur of (a) Closing or (b) the termination of this Agreement, none of Seller, Shareholder, or any Affiliate, director, officer, employee, or representative of any of them shall, directly or indirectly, (i) solicit or initiate the submission from, or provide any information to, or participate in any discussions with, any other person or entity concerning an Acquisition Proposal, (ii) permit access by any person or entity to the Company’s premises or provide any information to any other person or entity for purposes of reviewing the Company or the Company’s assets or business in connection with any Acquisition Proposal, or (iii) enter into any oral or written agreement with any other person or entity in connection with any Acquisition Proposal or engage anyone to enter into such an agreement. Seller and Shareholder shall promptly provide written notice to Purchaser of any inquiries or expressions of interest with respect to any Acquisition Proposal received from any other person or entity during such period. Seller and Shareholder shall immediately cease and cause to be terminated any existing activities, discussions or negotiations with any persons conducted heretofore with respect to any Acquisition Proposal.

6.14 Employment Agreements. At the Closing, Shareholder shall use commercially reasonable efforts in assisting Purchaser to enter into mutually acceptable Employment Agreements with each of the individuals identified in Schedule 6.14 to be delivered by Purchaser (collectively, the “Employment Agreements”).

6.15 Microsoft Master License Agreement. Shareholder shall enter into a Subcontract to give Purchaser the rights, as between Shareholder and Purchaser, to use the Microsoft software licenses under (i) the Microsoft Master License Agreement (which covers desktop operating systems), and (ii) from the Closing Date until the expiration of the Microsoft Master License Agreement, the Microsoft Select 5 Standard Enrollment Acceptance Letter that expired June 30, 2004 (which covers applications and server software), that are used by Seller and included in the Seller Used Intellectual Property as of the Closing (the “Datatek MS Software Licenses”). When the Microsoft Master License Agreement is scheduled for renewal by Shareholder, Shareholder shall not renew the Microsoft Master License Agreement with respect to the Datatek MS Software Licenses, and Purchaser shall be responsible for entering into one or more appropriate license agreements with Microsoft Corporation with respect to the Datatek MS Software Licenses at that time.

6.16 Release of Shareholder and Seller.

(a) With respect to the liability of Seller or Shareholder under the Datatek Consulting Purchase Agreement regarding managers’ bonuses or earn-outs, as expressly set forth in Schedule 2.3 and included as an Assumed Liability, Axtive and Purchaser shall use their respective best efforts to have Shareholder or Seller, as the case may be, released from such obligation on or before the Closing Date.

(b) Upon written request of Shareholder or Seller, Axtive and Purchaser shall use their commercially reasonable efforts to have Shareholder and Seller, as applicable, formally released from one or more obligations comprising the Assumed Liabilities.

(c) If after the expiration of 120 days after the Closing, any of the Assumed Liabilities other than trade account payables remain outstanding, Axtive and Purchase shall use their commercially reasonable best efforts to have Shareholder or Seller, as the case may be, released from each obligation comprising such Assumed Liabilities.

(d) With respect to any release pursuant to this Section 6.16, neither Axtive nor Purchaser shall have any obligation to prepare the documentation evidencing any such release, pay any fee to a third party with respect to any such release, or pay the legal fees or expenses of a third party, Shareholder, or Seller with respect to any such release.

ARTICLE VII

INDEMNIFICATION

7.1 Indemnification by Seller and Shareholder. Seller and Shareholder hereby make the following covenants:

(a) General Indemnification. Subject to the limitations set forth in this ARTICLE VII, Seller and Shareholder covenant and agree that they will, jointly and severally, indemnify, defend, protect, and hold harmless Axtive, Purchaser, and their respective officers, directors, employees, stockholders, agents, representatives, and Affiliates and each person, if any, who controls or may control them (the “Axtive Indemnified Persons”) from and against any and all Losses as a result of or arising out of the following: (i) until the Seller Expiration Date, any breach of the representations and warranties set forth herein or in the Schedules or certificates delivered by or on behalf of Seller or Shareholder pursuant hereto; (ii) any breach, default, or nonfulfillment of any covenant or agreement on the part of Shareholder or Seller under this Agreement or any Seller Ancillary Agreement; (iii) all Taxes payable by Seller for all periods prior to and including the Closing Date (excluding such tax liabilities or obligations expressly set forth in Schedule 2.3); or (iv) the Excluded Liabilities (collectively, the “Axtive Losses”).

(b) Exclusive Remedy. The exclusive remedy of any Axtive Indemnified Person, absent fraud, for any Axtive Loss shall be pursuant to this Section 7.1. Notwithstanding the foregoing, this limitation shall not apply to equitable relief sought by Axtive with regard to the covenants of Shareholder set forth in Section 6.6 and ARTICLE VIII.

(c) Threshold Amount. Axtive Indemnified Persons shall have no claims under Section 7.1(a)(i) against Shareholder unless and until the Axtive Losses exceed $75,000 (the “Threshold Amount”), at which time all such claims may be asserted in full from the first dollar of any such Losses.

7.2 Indemnification by Axtive. Axtive hereby makes the following covenants:

(a) General Indemnification. Subject to the limitations set forth in this ARTICLE VII, Axtive covenants and agrees that it will indemnify, defend, protect and hold harmless Shareholder and his agents, representatives, Affiliates, beneficiaries and heirs and employees (the “Seller Indemnified Persons”) from and against any and all Losses as a result of or arising out of the following: (i) until the Axtive Expiration Date, any breach of the representations and warranties of Axtive or Purchaser set forth herein or in the Schedules or certificates delivered by or on behalf of Purchaser or Axtive pursuant hereto; (ii) any breach, default or nonfulfillment of any covenant or agreement on the part of Axtive or Purchaser under this Agreement or any Axtive Ancillary Agreement; (iii) all income Taxes payable by Axtive or Purchaser for periods beginning after the Closing Date; or (iv) the Assumed Liabilities (collectively, the “Seller Losses”).

(b) Exclusive Remedy. The exclusive remedy of any Seller Indemnified Person, absent fraud, for any Seller Loss shall be pursuant to this Section 7.2.

(c) Threshold Amount. Seller Indemnified Persons shall have no claims under Section 7.2(a)(i) against Axtive unless and until the Seller Losses exceed the Threshold Amount, at which time all such claims may be asserted in full from the first dollar of any such Losses.

(d) Action by Shareholder. If two or more Seller Indemnified Persons deliver, whether separately or together, a Claim to Axtive pursuant to this Section 7.2 arising from or relating to the same or a reasonably similar matter, then Shareholder shall act on behalf of each such Seller Indemnified Person for purposes of this Section 7.2.

7.3 Third Person Claims. Promptly after any party hereto (hereinafter the “Indemnified Party”) has received notice of or has knowledge of any claim by a person not a party to this Agreement (“Third Person”), of the commencement of any action or proceeding by a Third Person that the Indemnified Party believes in good faith is an indemnifiable claim under this Agreement, the Indemnified Party shall give to the party obligated to provide indemnification pursuant to Sections 7.1 or 7.2 (hereinafter the “Indemnifying Party”) written notice of such claim or the commencement of such action or proceeding. The Indemnifying Party shall have the right to defend and settle, at its own expense and by its own counsel, any such matter so long as the Indemnifying Party pursues the same diligently and in good faith. If the Indemnifying Party undertakes to defend or settle, it shall promptly notify the Indemnified Party of its intention to do so, and the Indemnified Party shall cooperate with the Indemnifying Party and its counsel in all commercially reasonable respects in the defense thereof and in any settlement thereof. Such cooperation shall include, but shall not be limited to, furnishing the Indemnifying Party with any books, records, and other information reasonably requested by the Indemnifying Party and in the Indemnified Party’s possession or control. After the Indemnifying Party has notified the Indemnified Party of its intention to undertake to defend or settle any such asserted liability, and for so long as the Indemnifying Party diligently pursues such defense, the Indemnifying Party shall not be liable for any additional legal expenses incurred by the Indemnified Party in connection with any defense or settlement of such asserted liability; provided, however, that the Indemnified Party shall be entitled, at its expense, to participate in the defense of such asserted liability and the negotiations of the settlement thereof. The Indemnifying Party shall not settle any such Third Person claim without the consent of the Indemnified Party, unless the settlement thereof imposes no liability or obligation on, and includes a complete release from liability of, the Indemnified Party. If the Indemnifying Party desires to accept a final and complete settlement of any such Third Person claim and the Indemnified Party refuses to consent to such settlement, then the Indemnifying Party’s liability under this Section with respect to such Third Person claim shall be limited to the amount so offered in settlement by said Third Person; provided, however, that notwithstanding the foregoing, the Indemnified Party shall be entitled to refuse to consent to any such proposed settlement and the Indemnifying Party’s liability hereunder shall not be limited by the amount of the proposed settlement if such settlement does not provide for the complete release of the Indemnified Party. If, upon receiving notice, the Indemnifying Party does not timely undertake to defend such matter to which the Indemnified Party is entitled to indemnification hereunder, or fails diligently to pursue such defense, the Indemnified Party may undertake such defense through counsel of its choice, at the cost and expense of the Indemnifying Party, and the Indemnified Party may settle such matter, in its discretion, and the Indemnifying Party shall reimburse the Indemnified Party for the amount paid in such settlement and any other liabilities or expenses incurred by the Indemnified Party in connection therewith.

7.4 Non-Third Person Claims. In the event that any Indemnified Party asserts the existence of a claim giving rise to Losses (but excluding claims resulting from the assertion of liability by Third Persons), such party shall give written notice to the Indemnifying Party. Such written notice shall state that it is being given pursuant to this Section 7.4, specify the nature and amount of the claim asserted, and indicate the date on which such assertion shall be deemed accepted and the amount of the claim deemed a valid claim (such date to be established in accordance with the next sentence). If such Indemnifying Party, within 60 days after the mailing of notice by such Indemnified Party, shall not give written notice to such Indemnified Party announcing such Indemnifying Party’s intent to contest such assertion of such Indemnified Party, such assertion shall be deemed accepted and the amount of such claim shall be deemed a valid claim. In the event, however, that such Indemnifying Party contests such assertion of a claim by giving such written notice to the Indemnified Party within said period, then the parties shall act in good faith to reach agreement regarding such claim. In the event that litigation shall arise with respect to any such claim, the prevailing party shall be entitled to reimbursement of costs and expenses incurred in connection with such litigation including reasonable attorneys’ fees, if the parties hereto, acting in good faith, cannot reach agreement with respect to such claim within 60 days after the notice provided by the Indemnified Party.

7.5 Notice of Claim. Any written notice of a claim required under Section 7.3 or Section 7.4 shall be in writing, shall be given in accordance with Section 13.6 and shall contain the following information to the extent reasonably available to party giving the notice:

(a) The good faith estimate of the party giving the notice of the reasonably foreseeable maximum amount of the alleged Losses (which amount may be the amount of damages claimed by a Third Person in a claim); and

(b) A brief description in reasonable detail of the facts, circumstances or events giving rise to the alleged Losses based on good faith belief thereof of the party giving the notice and the basis under this Agreement for such claim, including the identity and address of any Third Person claimant (to the extent reasonably available to the party giving the notice) and copies of any formal demand, complaint or other document related to the claim.

7.6 Survival of Representations and Warranties.

(a) Representations and Warranties of Seller and Shareholder. All representations and warranties of Shareholder contained in ARTICLE IV shall survive the Closing for a period of 18 months and one day after the Closing Date (the “Seller Expiration Date”), regardless of any investigation made by or on behalf of the parties to this Agreement (except to the extent Axtive has actual knowledge of a breach of a representation and warranty at or before Closing), except that (i) the representations and warranties contained in Section 4.10(a) (assets) shall survive the Closing for the Post-Closing Period, which shall be deemed to be the Seller Expiration Date therefor, and (ii) the representations and warranties contained in Section 4.16 (environmental matters), Section 4.18 (employee benefit matters, but only with respect to Tax matters), and Section 4.19 (taxes) shall survive until such time as the applicable limitations period has run, which shall be deemed to be the Seller Expiration Date therefor. Notwithstanding the preceding provisions of this Section 7.6(a), any act or omission constituting fraud shall survive until such time as the applicable limitations period has run.

(b) Axtive’s Representations. All representations and warranties of Axtive contained in ARTICLE V shall survive the Closing for a period of 18 months and one day after the Closing Date (the “Axtive Expiration Date”), regardless of any investigation made by or on behalf of the parties to this Agreement, except that the representations and warranties contained in Section 5.4 shall survive the Closing for the Post-Closing Period, which shall be deemed to be the Axtive Expiration Date therefor. Notwithstanding the preceding provisions of this Section 7.6(b), any act or omission constituting fraud shall survive until such time as the applicable limitations period has run.

7.7 Limitations on Indemnification.

(a) Aggregate Limitation. The aggregate indemnification obligation of Seller and Shareholder under Section 7.1 and of Axtive under Section 7.2 shall each be limited to an amount equal to $1,000,000; provided, however, that to the extent of any Axtive Losses as a result of or arising out of Section 7.1(a)(iii), the aggregate indemnification obligation of Seller and Shareholder shall be $2,000,000. Notwithstanding the foregoing, the limitations set forth in this Section 7.7(a) shall not apply to any Loss as a result of or arising from any act or omission constituting fraud.

(b) Primary Source of Recovery. The Escrow Shares shall be the first source of recovery for any Axtive Loss and the satisfaction of Seller and Shareholder’s indemnification obligations pursuant to Section 7.1.

(c) Secondary Source of Recovery. If there are any indemnification obligations of Seller and Shareholder pursuant to Section 7.1 that are not satisfied with the delivery of Escrow Shares to Axtive, Seller and Shareholder may satisfy any such indemnification obligation by the transfer to Axtive of the number of shares of Axtive Common Stock received as part of the Stock Consideration (free and clear of all liens, claims, and encumbrances) with a value equal to the amount of the indemnification obligation. The value of the shares of Axtive Common Stock for purposes of this Section 7.7(c) shall be calculated based on the Axtive Share Value.

ARTICLE VIII

NONCOMPETITION COVENANTS

8.1 Prohibited Activities.

(a) In connection with and for no additional consideration, Seller, Shareholder, and their respective Affiliates will not for a period of two years following the Closing Date (the “Noncompete Term”), without the prior written consent of Axtive, directly or indirectly, for itself or on behalf of or in conjunction with any other person, company, partnership, corporation, or business of whatever nature:

(i) engage, as an officer, director, shareholder, owner, partner, joint venturer, or in a managerial or advisory capacity, whether as an employee, independent contractor, consultant, advisor, representative, or agent, in any Competitive Business in the United States (the “Territory”);

(ii) hire any person who is, at that time, an employee or consultant of Purchaser, or recruit, hire, solicit, or attempt to recruit, hire, or solicit, directly or by assisting others, any such person for the purpose or with the intent or effect of enticing such employee or consultant away from or out of the employ or contract with Purchaser; or

(iii) call upon any person or entity which is, at that time, or which has been, within one year prior to that time, a customer of Seller, Purchaser or any Affiliates of such parties within the Territory for the purpose of soliciting or selling services or products in a Competitive Business within the Territory.

(b) Notwithstanding the above, Section 8.1(a) shall not be deemed to prohibit Shareholder from acquiring, as a passive investor with no involvement in the operations of the business, not more than 1% of the capital stock of a Competitive Business the stock of which is publicly traded on a national securities exchange, the Nasdaq Stock Market, or over the counter.

8.2 Equitable Relief. Because of the difficulty of measuring economic losses to Axtive and Purchaser as a result of a breach of the covenants in this ARTICLE VIII, because a breach of such covenant would diminish the value of the assets and business of Seller being sold pursuant to this Agreement, and because of the immediate and irreparable damage that could be caused to Axtive and Purchaser for which it would have no other adequate remedy, Seller and Shareholder agree that the covenants in this ARTICLE VIII may be enforced against them by injunctions, restraining orders, and other equitable actions.

8.3 Reasonable Restraint. It is agreed by the parties hereto that the covenants in this ARTICLE VIII are necessary in terms of time, activity, and territory to protect Axtive’s and Purchaser’s interest in the assets and business being acquired pursuant to the terms of this Agreement and impose a reasonable restraint on Seller and Shareholder in light of the activities and businesses of Seller on the date of the execution of this Agreement and the current plans of Seller.

8.4 Severability; Reformation. The covenants in this ARTICLE VIII are severable and separate, and the unenforceability of any specific covenant shall not affect the continuing validity and enforceability of any other covenant. In the event any court of competent jurisdiction shall determine that the scope, time, or territorial restrictions set forth in this ARTICLE VIII are unreasonable and therefore unenforceable, then it is the intention of the parties that such restrictions be enforced to the fullest extent that the court deems reasonable and this Agreement shall thereby be reformed.

8.5 Material and Independent Covenant. Seller and Shareholder each acknowledge that its agreements and the covenants in this ARTICLE VIII are material conditions to Axtive’s and Purchaser’s agreements to execute and deliver this Agreement and to consummate the transactions contemplated hereby and that Axtive and Purchaser would not have entered into this Agreement without such covenants. All of the covenants in this ARTICLE VIII shall be construed as an agreement independent of any other provision in this Agreement.

ARTICLE IX

CONDITIONS TO CLOSING

9.1 Conditions to Obligations of Purchaser. Except as may be waived by Purchaser in writing, the obligations of Purchaser to consummate the transactions described in this Agreement are subject to satisfaction of the following conditions:

(a) No action, suit or proceeding shall be pending or threatened before any Governmental Authority or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling or charge would reasonably be expected to (i) prevent consummation of any of the transactions contemplated by this Agreement or the Ancillary Agreements, (ii) cause any of the transactions contemplated by this Agreement or the Ancillary Agreements to be rescinded following consummation, (iii) affect adversely the right of Purchaser to own the Assets, or (iv) affect adversely the right of Seller to own its assets and to operate its businesses, and no such injunction, judgment, order, decree, ruling, or charge shall be in effect.

(b) The representations and warranties of Seller and Shareholders under this Agreement and in each agreement, document, or instrument delivered pursuant hereto or in connection with the transactions described herein on or before the Closing Date shall have been true and correct in all respects on and as of the date thereof (after giving effect to the delivery of the Schedules with respect to such representations and warranties to be delivered by Seller or Shareholder as provided in Section 6.3(a)) and shall be true and correct in all respects as of and on the Closing Date, as though made on and as of the Closing Date.

(c) Each of Seller and Shareholder shall have performed in all respects the covenants, agreements, and obligations required to be performed by it under this Agreement prior to and on the Closing Date.

(d) Seller and Shareholder shall have delivered to Purchaser each of the Schedules and Supplemental Schedules to be delivered by Seller or Shareholder pursuant hereto, including as set forth in Section 6.3(a), and each such Schedule and Supplemental Schedule shall be satisfactory to Axtive, as determined in its sole but reasonable discretion.

(e) Each of Seller and Shareholder shall have delivered to Purchaser a certificate or certificates certifying that (i) each of the conditions specified above in Section 9.1(a)-(c) is satisfied in all respects, (ii) the Bylaws of each of Shareholder and Seller and the effectiveness thereof, (iii) the adoption and effectiveness of appropriate resolutions by Shareholder and each of Shareholder’s and Seller’s Board of Directors authorizing the transactions contemplated hereby and by the Seller Ancillary Agreements, together with a copy thereof, (iv) the adoption and effectiveness of appropriate resolutions by Shareholder authorizing the Asset Purchase, together with a copy thereof, and (v) with respect to the incumbency of the officers of Seller and Shareholder executing this Agreement and the Ancillary Agreements.

(f) Seller shall have delivered to Purchaser a certificate duly executed by Seller certifying that Seller is not a foreign person for purposes of FIRPTA.

(g) The Assets shall be free and clear of all Encumbrances, except for Permitted Encumbrances.

(h) The total amount of Accounts Receivable shall not exceed $2,200,000.

(i) The total amount of the Assumed Liabilities as set forth on Supplemental Schedule 4.8 shall not exceed the total amount of the Current Accounts Receivable (net of reserves for bad debts and service charges as set forth on Supplemental Schedule 4.9) as set forth on Supplemental Schedule 4.9.

(j) Seller shall have delivered to Purchaser or Axtive each of the Seller Required Consents, pursuant to Section 6.9 and Section 10.2, with respect to the Major Customers; provided, however, that Purchaser and Seller may mutually waive in writing, as a condition to Closing, the delivery of any such Seller Required Consent.

(k) Seller shall have delivered to Purchaser or Axtive each of the other Seller Required Consents pursuant to Section 6.9 and Section 10.2; provided, however, that Purchaser may waive in writing, as a condition to Closing, the delivery of any such Seller Required Consent.

(l) The Axtive Common Stock shall continue to be quoted for trading on the OTC Bulletin Board as of the Closing Date.

(m) Purchaser shall have received from Seller the respective items, and Seller shall have taken the actions required of it, pursuant to ARTICLE X.

(n) The Employment Agreements shall have been executed and delivered to Purchaser.

(o) Seller shall have delivered to Purchaser on or before the Closing Date (i) certificates of existence and good standing for Seller issued by the appropriate Governmental Authorities of the State of Texas and (ii) certificates of qualification or authority to do business (or similar certificates) for Seller issued by the appropriate Governmental Authorities of each other jurisdiction listed on Schedule 4.1 (each such certificate to be dated not more than five days prior to the Closing Date).

(p) Seller shall have delivered to Purchaser such other documents and instruments as Purchaser or its counsel may reasonably request in good faith to consummate the transactions described in this Agreement.

(q) Purchaser shall have obtained Acquisition Financing of at least $6.0 million on terms and conditions satisfactory to Purchaser and Axtive.

9.2 Conditions to Obligations of Seller. Except as may be waived by Seller in writing, the obligations of Seller to consummate the transactions described in this Agreement are subject to satisfaction of the following conditions:

(a) No action, suit or proceeding shall be pending or threatened before any Governmental Authority or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling or charge would reasonably be expected to (i) prevent consummation of any of the transactions contemplated by this Agreement or the Ancillary Agreements, (ii) cause any of the transactions contemplated by this Agreement or the Ancillary Agreements to be rescinded following consummation, (iii) affect adversely the right of Purchaser to own the Company Shares and to control the Company, or (iv) affect adversely the right of the Company to own its assets and to operate its businesses, and no such injunction, judgment, order, decree, ruling or charge shall be in effect.

(b) The representations and warranties of Purchaser and Axtive under this Agreement and in each agreement, document, or instrument delivered pursuant hereto or in connection with the transactions described herein on or before the Closing Date shall have been true and correct in all respects on and as of the date thereof (after giving effect to the delivery of the Schedules with respect to such representations and warranties to be delivered by Axtive or Purchaser as provided in Section 6.3(b)) and shall be true and correct in all respects as of and on the Closing Date, as though made on and as of the Closing Date.

(c) Each of Purchaser and Axtive shall have performed in all respects the covenants, agreements, and obligations required to be performed by it under this Agreement prior to and on the Closing Date.

(d) Purchaser and Axtive shall have delivered to Seller each of the Schedules and Supplemental Schedules to be delivered by Axtive or Purchaser pursuant hereto, including Schedule 5.8, and each such Schedule and Supplemental Schedule shall be satisfactory to Shareholder, as determined in its sole but reasonable discretion.

(e) Each of Purchaser and Axtive shall have delivered to Seller a certificate or certificates certifying that (i) each of the conditions specified above in Section 9.2(a)-(c) is satisfied in all respects, (ii) the Bylaws of each of Axtive and Purchaser and the effectiveness thereof, (iii) the adoption and effectiveness of appropriate resolutions by Axtive’s Board of Directors authorizing the transactions contemplated hereby and by the Axtive Ancillary Agreements, together with a copy thereof, and (iv) with respect to the incumbency of the officers of Axtive and Purchaser executing this Agreement and the Ancillary Agreements.

(f) Seller shall have delivered to Purchaser or Axtive each of the Seller Required Consents, pursuant to Section 6.9 and Section 10.2, with respect to the Major Customers; provided, however, that Purchaser and Seller may mutually waive in writing, as a condition to Closing, the delivery of any such Seller Required Consent.

(g) The Axtive Common Stock shall continue to be quoted for trading on the OTC Bulletin Board as of the Closing Date.

(h) The total amount of Accounts Receivable shall not exceed $2,200,000.

(i) Shareholder shall have (a) redeemed, on terms satisfactory to Shareholder in its sole discretion, at least 150,000 of the Microcapital Preferred Shares, (b) received the certificates representing the redeemed Microcapital Preferred Shares for cancellation, and (c) received a Preferred Release, duly executed by each of the redeeming Preferred Shareholders; provided, however, that this condition shall be satisfied by the consummation of the Preferred Purchase consisting of at least 150,000 of the Microcapital Preferred Shares and otherwise as contemplated in Section 3.4.

(j) Seller shall have received from Purchaser the respective items, and Purchaser shall have taken the actions required of it, pursuant to ARTICLE X.

(k) Purchaser shall have delivered to Seller on or before the Closing Date certificates of existence and good standing for Axtive and Purchaser issued by the appropriate Governmental Authorities of the State of Delaware and the State of Texas, respectively (each such certificate to be dated not more than five days prior to the Closing Date).

(l) Purchaser shall have delivered to Seller such other documents and instruments as Seller or its counsel may reasonably request in good faith to consummate the transactions described in this Agreement.

ARTICLE X

ACTIONS AT CLOSING

10.1 Transfers at Closing. At Closing:

(a) Seller and Purchaser shall execute and deliver to each other a completed Bill of Sale, Receipt, and Assignment and Assumption Agreement, in the form mutually agreed upon by Purchaser and Seller, covering all of the Assets and the Assumed Liabilities, duly executed by Seller and Purchaser.

(b) Seller and Purchaser shall execute and deliver to each other a completed Assignment and Assumption of Lease, in the form mutually agreed upon by Purchaser and Seller, covering each of the real property leases for the Seller Facilities, duly executed by Seller and Purchaser.

(c) Seller shall execute and deliver to Purchaser a completed Assignment of Trademarks, in the form mutually agreed upon by Purchaser and Seller, covering the registered trademarks or service marks included in the Assets, duly executed by Seller.

(d) Seller shall deliver to Purchaser such other articles of transfer, assignments, licenses, and such other instruments of transfer and conveyance, each duly executed by Seller, as shall be reasonably necessary or appropriate to vest in Purchaser good and indefeasible title to the Assets, free and clear of all Encumbrances other than Permitted Encumbrances and to comply with the purposes and intent of this Agreement.

(e) Seller shall deliver to Purchaser releases of all Encumbrances relating to the Assets (except for Permitted Encumbrances), duly executed by each respective lien holder.

(f) Seller or Shareholder and Axtive shall execute and deliver to each other the Registration Rights Agreement.

(g) Seller and Shareholder shall deliver to Purchaser the various certificates, instruments, and documents set forth in Section 9.1;

(h) Axtive and Purchaser shall deliver to Seller the various certificates, instruments, and documents set forth in Section 9.2;

(i) Purchaser shall deliver to Seller the Purchase Price as provided in Section 3.2.

(j) Seller or Shareholder and Purchaser shall execute and deliver to each other the Escrow Agreement.

10.2 Consents. At or before the Closing, Seller shall deliver to Purchaser or Axtive the Seller Required Consents.

ARTICLE XI

TERMINATION

11.1 Events of Termination. This Agreement may be terminated by written notice of termination at any time before the Closing Date only as follows:

(a) by mutual written agreement of Seller and Purchaser; or

(b) by either Seller or Purchaser, by giving written notice of such termination to the other party, if Closing has not occurred on or prior to February 18, 2005; provided, however, that the terminating party is not then in material breach of its obligations under this Agreement.

11.2 Consequences of Termination. In the event of termination of this Agreement, as provided by Section 11.1, this Agreement shall have no further force or effect, except for the provisions of this Section 11.2 and Section 6.5, and such termination shall be without any liability on the part of any of the parties, their Affiliates and their respective directors, officers, or stockholders in respect of this Agreement, except for any breach of this Agreement, and termination by the other party shall be without prejudice to its rights to recover damages for any such breach by the breaching party.

ARTICLE XII

FEDERAL SECURITIES ACT RESTRICTIONS ON AXTIVE COMMON STOCK;

RESALE REGISTRATION

12.1 Compliance with Law. Shareholder acknowledge the shares of Axtive Common Stock issued in accordance with the terms of this Agreement (the “Restricted Shares”) will not be registered under the Securities Act, except as set forth in and required by the Registration Rights Agreement with respect to future registration for resale, and therefore may not be resold without compliance with the Securities Act. The Restricted Shares are being or will be acquired by Shareholder solely for its own account, for investment purposes only, and with no present intention of distributing, selling, or otherwise disposing of them in connection with a distribution. Shareholder covenants, warrants, and represents that none of the Restricted Shares will be, directly or indirectly, offered, sold, assigned, pledged, hypothecated, transferred, or otherwise disposed of except after full compliance with all of the applicable provisions of the Securities Act and the rules and regulations of the SEC. Certificates representing the Restricted Shares shall bear the following legend:

The shares represented by this certificate were not issued in a transaction registered under the Securities Act of 1933, as amended (“Securities Act”), or any applicable state securities laws. The shares represented hereby have been acquired for investment and may not be sold or transferred unless such sale or transfer is covered by an effective registration statement under the Securities Act and applicable state securities laws or, in the opinion of counsel to the issuer, is exempt from the registration requirements of the Securities Act and such laws.

12.2 Economic Risk; Sophistication; Accredited Investors. Shareholder is able to bear the economic risk of an investment in the Restricted Shares and can afford to sustain a total loss of such investment. Shareholder has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the proposed investment and therefore has the capacity to protect its own interests in connection with the acquisition of the Restricted Shares pursuant hereto. Shareholder represents to Axtive that it is an “accredited investor,” as that term is defined in Regulation D under the Securities Act. Shareholder or its representatives have had an adequate opportunity to ask questions and receive answers from the officers of Axtive concerning, among other matters, Axtive, its management, and its business.

12.3 Rule 144 Reporting. With a view to making available the benefits of certain rules and regulations of the SEC that may permit the resale of Axtive Common Stock to the public without registration, for a period of two years after the Closing, Axtive agrees to use its commercially reasonable efforts to:

(a) make and keep public information (as such terms are defined in Rule 144) regarding Axtive available;

(b) file with the SEC in a timely manner all reports and other documents required of Axtive under the Securities Act and the Exchange Act; and

(c) furnish Shareholder upon written request a written statement by Axtive as to its compliance with the reporting requirements of Rule 144, the Securities Act, and the Exchange Act, a copy of the most recent annual or quarterly report of Axtive, and such other reports and documents so filed as Shareholder may reasonably request in availing himself of any rule or regulation of the SEC allowing Shareholder to sell any such shares without registration.

12.4 Resale Registration. At the Closing, Axtive shall enter into a Registration Rights Agreement, in a form mutually agreed upon by Axtive and Seller (the “Registration Rights Agreement”), with Seller or Shareholder, which shall include customary terms and conditions and provide as follows: (a) Axtive shall prepare and file with the SEC, within five Business Days after the Filing Date, a registration statement, on Form SB-2 or such other appropriate form as may then be available for use by Axtive, covering the resale of the Restricted Securities in an offering to be made on a continuous basis pursuant to Rule 415 (or, alternatively, Axtive may include the resale of the Restricted Securities in a registration statement previously filed by Axtive with the SEC), (b) Axtive shall use its commercially reasonable efforts to cause the registration statement to be declared effective by the SEC within 60 days after the initial filing thereof, (c) if the registration statement is not filed on or prior to the date in clause (a) above or if the registration statement is not declared effective by the SEC by the 135th day following the initial filing thereof, Axtive shall pay to the holders of the Restricted Shares covered by the Registration Rights Agreement liquidated damages in an aggregate amount equal to $1,500 per day until such filing or effectiveness has occurred, and (d) the Registration Rights shall bind and inure to the benefit of the respective successors and assigns of the parties thereto, including transferees of the Restricted Shares.

ARTICLE XIII

MISCELLANEOUS

13.1 Successors and Assigns. This Agreement and the rights of the parties hereunder may not be assigned (except by operation of Law) and shall be binding upon and shall inure to the benefit of the parties hereto, the successors of Axtive, Purchaser, Seller, and Shareholder.

13.2 Entire Agreement. This Agreement (including the Schedules), and the Ancillary Agreements and other documents delivered pursuant hereto, constitute the entire agreement and understanding among Shareholder, Seller, Purchaser, and Axtive and supersede any prior agreement and understanding relating to the subject matter hereof, whether oral or written, including the Letter of Intent. This Agreement may be modified or amended only by a written instrument executed by Shareholder, Seller, Purchaser, and Axtive, acting through their respective officers, duly authorized by their respective boards of directors.

13.3 No Joint Venture. Nothing contained in this Agreement shall be deemed or construed as creating a joint venture or partnership among the parties. No party is by virtue of this Agreement authorized as an agent, employee, or legal representative of any other party. No party shall have the power to control the activities and operations of any other, and the parties’ status is, and at all times, shall continue to be, that of independent contractors with respect to each other. Except as provided in Section 7.2(d) with respect to Shareholder, no party shall have any power or authority to bind or commit any other. No party shall hold itself out as having any authority or relationship in contravention of this Section 13.3.

13.4 Absence of Third Party Beneficiary Rights. No provisions of this Agreement are intended, nor shall be interpreted, to provide or create any third party beneficiary rights or any other rights of any kind in any client, customer, affiliate, partner, or employee of any party or any other person or entity, unless specifically provided otherwise herein.

13.5 Expenses. Unless otherwise provided in the Agreement, each party shall bear its respective expenses and fees of its own accountants, attorneys, investment bankers and other professionals incurred with respect to this Agreement and the transactions described herein or in connection therewith.

13.6 Notices. All notices and communications required or permitted hereunder shall be in writing and may be given by (i) depositing the same in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested (which shall be deemed given upon the earlier of actual delivery or on the third Business Day following deposit in the mails), (ii) delivering the same in person or by express or overnight delivery to an officer or agent of such party (which shall be deemed given upon actual delivery), or (iii) facsimile (which shall be deemed given when it is so transmitted and the appropriate confirmation of transmittal is received). All such notices and communications shall be addressed as follows:

(a)	If to Axtive or Purchaser, addressed to them at:

Axtive Corporation

5001 LBJ Freeway, Suite 275

Dallas, Texas 75244

Attn: President

Facsimile: 972-560-6383

with a copy (which shall not constitute notice) to:

Gardere Wynne Sewell LLP

1601 Elm Street, Suite 3000

Dallas, Texas 75201-4761

Attn: Randall G. Ray, Esq.

Facsimile: 214-999-3544

(b)	If to Seller or Shareholder, addressed to them at:

Diversified Corporate Resources, Inc.

10670 North Central Expressway, Suite 600

Dallas, Texas 75231

Attn: Chief Executive Officer

Facsimile: 972-960-6936

with a copy (which shall not constitute notice) to:

J. Paul Caver, Esq.

2724 Routh Street

Dallas, Texas 75201

Facsimile: 214-468-8867

or such other address as any party hereto shall specify pursuant to this Section 13.6 from time to time.

13.7 Exercise of Rights and Remedies. Except as otherwise provided herein, (i) any and all remedies expressly conferred herein upon a party shall be deemed cumulative with and not exclusive of any other remedy conferred hereby or by Law on such party, and the exercise of any one remedy shall not preclude the exercise of any other, (ii) no delay of or omission in the exercise of any right, power or remedy accruing to any party as a result of any breach or default by any other party under this Agreement shall impair any such right, power or remedy, nor shall it be construed as a waiver of or acquiescence in any such breach or default, or of any similar breach or default occurring later, and (iii) no waiver of any single breach or default shall be deemed a waiver of any other breach or default occurring before or after that waiver.

13.8 Construction of Agreement. The language in this Agreement shall not be construed for or against either party. A reference to a Section or Schedule refers to a section in or a schedule to this Agreement, unless otherwise expressly set forth herein. The titles and headings in this Agreement are for reference purposes only and shall not in any manner limit the construction of this Agreement. For the purposes of such construction, this Agreement shall be considered as a whole.

13.9 Reformation and Severability. In case any provision of this Agreement shall be invalid, illegal, or unenforceable, it shall, to the extent possible, be modified in such manner as to be valid, legal and enforceable, but so as to most nearly retain the intent of the parties, and if such modification is not possible, such provision shall be severed from this Agreement, and in either case, the validity, legality, and enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby.

13.10 Governing Law; Venue. The laws of the State of Texas (without regard to its choice of law principles that might apply the law of another jurisdiction) shall govern the validity of this Agreement, the construction of its terms, and the interpretation and enforcement of the rights and duties of the parties. If any action is brought with respect to injunctive relief as provided in Section 6.6(d) and Section 8.2 or the enforcement of an arbitrator’s order pursuant to Section 13.11, venue for such action shall be in Dallas County, Texas. Each of the parties hereto expressly submits to jurisdiction in any state or federal court located in Dallas County, Texas, and waives any claim of improper jurisdiction or lack of venue in connection with any such matter. Each party hereby agrees that such courts, as applicable, shall have in personam jurisdiction with respect to such party, and such party hereby submits to the personal jurisdiction of such courts.

13.11 Dispute Resolution. Except with respect to injunctive relief as provided in Section 6.6(d) and Section 8.2 (which relief may be sought from any court or administrative agency with jurisdiction with respect thereto), any unresolved dispute or controversy arising under or in connection with this Agreement (“Dispute”) shall be settled exclusively by arbitration in Dallas, Texas and, except as herein specifically stated, in accordance with the commercial arbitration rules of the American Arbitration Association then in effect (“AAA Rules”) then in effect. In all respects, however, these arbitration provisions shall govern over any conflicting rules that may now or hereafter be contained in the AAA Rules.

(a) Compensation of Arbitrator. Any such arbitration shall be conducted before a single arbitrator who shall be compensated for his or her services at a rate to be determined by the parties or by the American Arbitration Association, but based upon a reasonable hourly or daily consulting rate for the arbitrator if the parties are not able to agree upon his or her rate of compensation.

(b) Selection of Arbitrator. The parties shall obtain from the American Arbitration Association a list of arbitrators available to conduct the arbitration who are lawyers familiar with Texas contract law and experienced in mergers and acquisitions; provided, however, that such lawyers cannot work for a firm then performing services for either party or otherwise have a conflict of interest. The parties shall use their reasonable efforts to agree upon an arbitrator on such list to conduct the arbitration. If the parties are unable to agree upon an arbitrator, each party shall choose one person from the list of arbitrators provided by the American Arbitration Association, and the two persons so selected shall select from the list provided by the American Arbitration Association the person who shall act as the arbitrator.

(c) Burden of Proof. For any Dispute submitted to arbitration, the burden of proof shall be as it would be if the Dispute were litigated in a Texas judicial proceeding.

(d) Payment of Costs. Axtive and Shareholder shall each pay 50% of the initial compensation to be paid to the arbitrator in any such arbitration and 50% of the costs of transcripts and other normal and regular expenses of the arbitration proceedings; provided, however, that the prevailing party in any arbitration shall be entitled to an award of attorneys’ fees and costs, and all costs of arbitration, including those provided for above, shall be paid by the non-prevailing party, and the arbitrator shall be authorized to make such determinations.

(e) Award. Upon the conclusion of any arbitration proceedings hereunder, the arbitrator shall render findings of fact and conclusions of law and a written opinion setting forth the basis and reasons for any decision reached and shall deliver such documents to each party to this Agreement along with a signed copy of the award. The arbitrator shall have the authority to grant any equitable and legal remedies that would be available in any judicial proceeding instituted to resolve a Dispute; provided, however, the arbitrator shall not have the authority to add to, detract from, or modify any provision hereof nor to award punitive damages to any injured party. Subject to Section 13.11(d), the arbitrator shall have the authority to order payment of damages, reimbursement of costs, including those incurred to enforce this Agreement, and payment of interest thereon to the prevailing party. A decision by the arbitrator shall be final and binding.

(f) Judgment on Award. Any judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction over the subject matter thereof.

(g) Exclusive Remedy. Except as specifically otherwise provided in this Agreement, arbitration shall be the sole and exclusive remedy of the parties for any Dispute arising out of this Agreement.

13.12 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute but one and the same instrument. Facsimile transmission of any signed original document or retransmission of any signed facsimile transmission shall be deemed the same as delivery of an original. At the request of any party, the parties will confirm facsimile transmission by signing a duplicate original document.

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

AXTIVE ACQUISITION CORP.

By:	/s/ GRAHAM C. BEACHUM III
Graham C. Beachum III
President

AXTIVE CORPORATION.

By:	/s/ GRAHAM C. BEACHUM III
Graham C. Beachum III
President and Chief Operating Officer

DATATEK GROUP CORPORATION

By:	/s/ J. MICHAEL MOORE
Name:	J. Michael Moore
Title:	C. E. O.

DIVERSIFIED CORPORATE RESOURCES, INC.

By:	/s/ J. MICHAEL MOORE
Name:	J. Michael Moore
Title:	C. E. O.